Subscription Booklet

Blue Co Warehousing Inc.,
a Delaware corporation

and

Blue Co Warehousing Properties LLC,
a Delaware limited liability company

Offering of Stock and Units of Membership Interest
Price Per Share -- $0.54

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

This Subscription Booklet contains:

This Subscription Booklet (this "***Subscription Booklet***") of Blue Co Warehousing Inc. ("***OpCo***"), and Blue Co Warehousing Properties LLC ("***PropCo***", and together with OpCo, the "***Companies***" and each a "***Company***") may not be used by any person who is not designated as the "Offeree" above. This Subscription Booklet is not complete unless it includes each of the items listed above. If you decide to invest in this stock and unit offering of the Companies, please return directly to the Manager: (i) one executed copy of the Subscription Agreement; (ii) completed counterpart signature pages to OpCo's

Shareholder Agreement and PropCo's Operating Agreement; and (iii) payment of the purchase price of the Class B Ownership Interests as described in the Subscription Agreement to the CEO, Jason Widen. The closing will occur as specified in the Subscription Agreement (the "***Closing***").

THESE SECURITIES AND THE ISSUANCE OF THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

These securities are speculative investments and involve a high degree of risk. See "Risk Factors" beginning on page 12 of the Subscription Booklet.

IMPORTANT INFORMATION

We are offering (the "***Offering***") $2,000,000.16 in Capital Contributions for Class B common stock in OpCo, which does not have any voting rights ("***Class B Common Stock***") and Class B Units in PropCo, which do not have any voting rights ("***Class B Units***" and together with the Class B Common Stock, the "***Class B Ownership Interests***" or "**Securities**").

The Offering is being conducted pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "***Securities Act***"), under both a) Regulation D ("**Reg D Offering**") and b) Regulation Crowdfunding ("***Reg CF***") and Section 4(a)(6) thereof (the "***Reg CF Offering***"), and the Reg CF Offering will be conducted exclusively through a registered funding portal or broker-dealer as required by law. The terms, disclosures, and investment process applicable to the Reg CF Offering are provided in this Subscription Booklet.

In addition to the Reg CF Offering, the Companies have raised $575,000.64 as of December 12, 2025 in the Reg D Offering.

The Reg CF Offering is made pursuant to the Form C of the Company that has been filed by the OpCo with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The OpCo is offering to both accredited and non-accredited investors up to 462,963 shares of its Class B Common Stock, $0.00001 par value per Share (each a "***Share***" and, collectively, the "***Shares***") at a purchase price of $0.54 per Share (the "***Purchase Price***"). For each Share purchased, one (1) Class B Unit in PropCo (the "***Co-issuer***") will be issued. For example, if a subscriber purchases 1,852 Shares (in OpCo) for $1,000.08, they will also receive 1,852 Class B Units (in PropCo). The minimum amount or target amount to be raised in the Offering is $50,000.22 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $250,000.02 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the OpCo's management. The OpCo is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

We are providing this Subscription Booklet and any related materials for you to consider the purchase of our Class B Ownership Interests. By accepting this Subscription Booklet, you agree for yourself, and your legal, tax, financial or other representatives, not to copy or reproduce any portion of this Subscription Booklet, and to use the information solely to evaluate an investment in our Class B Ownership Interests.

Management has the authority to increase the size of the Offering above 925,926 Class B Ownership Interests if demand exists, however, any size modifications to the Reg CF Offering will require a Form C amendment. All subscription funds received via the Reg D Offering will be placed in the Companies' operating account and can be used immediately—there is no minimum offering amount. All subscription funds received via the Reg CF Offering will only be distributed to the OpCo from the escrow account setup by the Portal for the Reg CF Offering and used after the Targeting Offering Amount has been achieved.

The Class B Ownership Interests sold in this Offering will be subject to restrictions on transferability and resale, and they may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or an exemption from registration, and pursuant to the terms and conditions of OpCo's Shareholder Agreement and PropCo's Operating Agreement. You will be required to agree that you will not resell the Class B Ownership Interests except under an effective registration statement or an exemption from registration under the Securities Act. Any sales must also comply with any applicable state securities law requirements and the terms and conditions of OpCo's Shareholder Agreement and PropCo's Operating Agreement. You will be required to bear the financial risks of this investment for an indefinite period of time.

Persons who purchase the Class B Ownership Interests sold in this Offering will be required to represent in writing that they are purchasing such Class B Ownership Interests for investment only, for their own account and not with a view toward resale or other distribution, that they are capable of evaluating the terms of this Offering, that they have the capacity to bear the economic risks of the investment in the Companies and that they have the knowledge and experience in business and financial matters to evaluate the merits and suitability of an investment in the Companies.

We reserve the right, in our sole discretion and for any reason whatsoever, to: (a) modify, amend or withdraw all or a portion of the Offering; (b) accept or reject, in whole or in part, any prospective investment in our Class B Ownership Interests; (c) allot to any prospective investor less than the amount of Class B Ownership Interests that such investor desires to purchase; or (d) void any purchase by, and return any money received for any reason. We will have no liability whatsoever to any offeree or investor in the event that any of the foregoing occurs.

This Subscription Booklet does not purport to contain all the information which may be material to an investor. In making an investment decision, you should make your own examination of the Companies and the terms of this Offering, including the merits and risks involved, and seek advice from your own legal, tax and financial advisors regarding the Offering.

This Subscription Booklet and any projections or information delivered with it include forward-looking statements. The projections and information contained within those forward-looking statements are based on assumptions about future events that are inherently uncertain and subjective. We make no representation or warranty about whether we will attain the results projected, and our actual results may vary materially and adversely from the results projected.

Certain provisions of various agreements or other documents are referred to or summarized in this Subscription Booklet. The references and/or summaries are not complete. If you send us a written request, we will send you the full text of the original documents.

Before the Closing, any prospective investor may ask questions of and receive answers from us concerning: (a) the business, operations or any other matter regarding the Companies; (b) the terms and conditions of this Offering; (c) OpCo's Shareholder Agreement; (d) PropCo's Operating Agreement; and (e) any additional relevant information we possess. You should not rely upon information not contained in this Subscription Booklet unless it is provided by us as indicated above. In making an investment decision, investors must rely on their own examinations of the Companies, and the terms of this Offering and the Class B Ownership Interests, including the merits and risks involved.

You are not to construe the contents of this Subscription Booklet, or of any prior or subsequent communications from us or any of our employees, agents, or affiliates, as investment, legal, or tax advice. You should consult your own legal, tax, finance and other professional advisors about legal, tax, and other related matters concerning your investment.

THE INFORMATION CONTAINED IN THIS BOOKLET IS ACCURATE ONLY AS OF THE DATE OF THIS BOOKLET, REGARDLESS OF THE TIME OF DELIVERY OF THIS BOOKLET OR OF ANY SALE OF OUR CLASS B OWNERSHIP INTERESTS.

In this Subscription Booklet, "we," "us," "our," and the "Companies" refer to Blue Co Warehousing Inc. and Blue Co Warehousing Properties LLC unless the context otherwise requires.

This Subscription Booklet does not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale thereof in any state in which such offer, solicitation, or sale would be unlawful. Any distribution of this Subscription Booklet by an offeree in whole or in part is unauthorized.

FORWARD-LOOKING STATEMENTS

This Subscription Booklet contains "forward-looking statements" concerning the Companies and their strategies, operations, performance, financial conditions, and likelihood of success. These statements are based on a variety of assumptions and estimates, many of which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "project," "believe," "intend," "seek," "plan," and "estimate," as well as similar expressions, identify such forward-looking statements. Certain of these risks, uncertainties, and other factors are discussed under the heading "Risk Factors" beginning on page 12 of this Subscription Booklet. We urge you to carefully consider these factors prior to making an investment.

OVERVIEW OF THE INVESTMENT OPPORTUNITY

Overview

"***Blue Co Warehousing***" consists of two entities: Blue Co Warehousing Inc., a Delaware corporation ("***OpCo***"), and Blue Co Warehousing Properties LLC, a Delaware limited liability company ("***PropCo***", and together with OpCo, the "***Companies***" and each a "***Company***"). OpCo was formed in 2023 and currently leases warehouses, which it subleases to third party tenants. OpCo's revenue in 2024 was $982,052.33. OpCo is expected to continue to expand its core operations. Management believes there is a market opportunity to acquire ownership interests in warehouses leased to OpCo, which is why management formed PropCo, an LLC taxed as a partnership (instead of holding real property in a corporation). Management believes that acquiring real estate should allow investors to have greater returns. OpCo formed PropCo to provide investors with a tax efficient means of investing in real estate (a limited liability company taxed as a partnership), while preserving the C corporation tax status of OpCo. The investment objective of the Companies is to facilitate the continued growth and operations of Blue Co Warehousing which hopes to continue generating revenue through the sub-leasing of warehouse space to third-party tenants. The structure is intended to support OpCo's operational expansion, enhance asset control through PropCo, and create long-term value through strategic real estate investment. Management believes PropCo can create additional returns through the ownership and sub-leasing of the real estate assets. There can be no assurance that Blue Co Warehousing will achieve its targeted investment returns.

Offering

OpCo is being valued at a pre-money valuation of $8,051,685.12. The price per Class B Share is 54 cents per share. As a true start up, PropCo does not have a set value or a price per share. However, it will have an identical cap table to OpCo following the Offering.

All money raised in this offering initially will be contributed to OpCo. Management will have the authority to allocate proceeds between OpCo and PropCo. Management expects to make the allocation based on a number of factors, including perceived opportunities by OpCo and PropCo in the coming months and total capital raised. Management will update investors on the ultimate allocation between OpCo and PropCo. The cap tables of OpCo and PropCo will be identical at the time of the allocation—however, over time, the cap tables may no longer be identical, such as if there is a raise at one company and not the other. PropCo has formed a blocker C-Corporation for certain venture funds that did not desire to invest directly into a pass-through entity. Management will likely cause OpCo to make a loan to PropCo for the amount of the allocation of proceeds for PropCo.

Additionally, the Companies intend to conduct an offering pursuant to Regulation Crowdfunding.

Governance

OpCo is governed by a board of directors (the "***Board***"), which currently consists of Jason Widen. Subject to limitations, the Board and the voting shareholders will have complete control to direct all matters related to OpCo. PropCo is manager managed, with the initial manager being OpCo. OpCo is the initial manager of PropCo (the "***Manager***"). The Manager will be responsible for management and administration of PropCo. OpCo is governed by its Certificate of Incorporation, bylaws, and other governance documents. PropCo is governed by a limited liability company agreement, which is attached as **Exhibit A**. OpCo is governed both by a) Bylaws which are attached as Exhibit B and b) a Shareholder Agreement which is attached as Exhibit D.

Background of the Management Team and the Principals

Jason Widen

Founder and CEO of Blue Co. Warehousing.

Notably, Jason co-founded Founded Communities (Raleigh Founded, Cary Founded) whose mission is to foster inclusive communities to create lasting social and economic impact. As an investor, developer, and entrepreneur, Jason Widen has made significant contributions to the entrepreneurial landscape across North Carolina. Most notably, Jason spent the last ten years leading Raleigh Founded, an award-winning entrepreneurial co-working space located in Downtown Raleigh. Raleigh Founded boasts 450 member companies and 1200 members, including key partnerships with NC State, Campbell Law, and RIoT to name a few.

Seeking to develop sales talent for startups and established companies, Jason founded REVGEN in 2013. REVGEN boasts having hired and trained over 1000 employees with several notable clients like Citrix, Redhat, Dude Solutions, and Filter Easy.

Jason has raised millions of dollars as an entrepreneur, most recently raising capital for his new venture, Blue Co. In addition, Jason acquired Bio One in 2020.

Moreover, Jason is an ardent supporter of Raleigh's community and has served or is currently serving on several noteworthy advisory boards, some of which include Innovate Raleigh, Raleigh Chamber of Commerce, and Downtown Raleigh Alliance.

SUMMARY OF SELECTED TERMS

The following is a summary of selected terms of the Companies. This summary is not a complete description of the terms of the Companies and is subject to and qualified in its entirety by reference to the detailed provisions of OpCo's and PropCo's governance documents and subscription booklet, all of which should be reviewed thoroughly by each prospective investor. In the event that any of the terms of this summary of selected terms conflict with any terms of the Companies' governance documents, the terms of the governance documents shall control. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Companies' governance documents..

BLUE CO WAREHOUSING:

"Blue Co Warehousing" consists of two entities: Blue Co Warehousing Inc., a Delaware corporation ("***OpCo***"), and Blue Co Warehousing Properties LLC, a Delaware limited liability company ("***PropCo***", and together with OpCo, the "***Companies***" and each a "***Company***"). OpCo is a current business that is engaged in the sub-leasing of warehouse space to third-party tenants. PropCo is a new entity that is intended to acquire real property to lease to OpCo. Management believes that acquiring real estate should allow investors to have greater returns. Management will have authority to allocate proceeds raised in this offering between OpCo and PropCo. OpCo is governed by a board of directors (the "***Board***"), which currently consists of Jason Widen. Subject to limitations, the Board and the voting shareholders will have complete control to direct all matters related to OpCo. PropCo is manager managed, with the initial manager being OpCo. It is the intention that following this offering, OpCo and PropCo will have identical capitalization tables.

OpCo formed PropCo with an aim to provide investors with a tax efficient means of investing in real estate (a limited liability company taxed as a partnership), while preserving the C corporation tax status of OpCo.

INVESTMENT OBJECTIVE:

The investment objective of the Companies is to facilitate the continued growth and operations of Blue Co Warehousing which hopes to continue generating revenue through the sub-leasing of warehouse space to third-party tenants. The structure is intended to support OpCo's operational expansion, enhance asset control through PropCo, and create long-term value through strategic real estate investment. Management believes PropCo can create additional returns through the ownership and sub-leasing of the real estate assets. There can be no assurance that Blue Co Warehousing will achieve its targeted investment returns.

OFFERING:

In addition to this Reg CF Offering, the Companies are conducting a Reg D Offering (the "***Reg D Offering***") (collectively, the "***Offering***"), through which Blue Co Warehousing is seeking to raise up to $2,000,000.16 in Capital Contributions for Class B common stock in OpCo, which does not have any voting rights

("***Class B Common Stock***") and Class B Units in PropCo, which does not have any voting rights ("***Class B Units***" and together with the Class B Common Stock, the "***Class B Ownership Interests***"). The Companies are offering the Class B Ownership Interests at an $8,051,685.12 pre-money valuation. Management reserves the right, in its discretion, to increase or decrease the size of the offering.

MINIMUM CAPITAL CONTRIBUTION:

For the Reg D Offering, Blue Co Warehousing intends to require a minimum Capital Contribution from each shareholder of $25,002, although management, in its sole discretion, may accept Capital Contributions for lesser amounts. For the Reg CF Offering, Blue Co Warehousing intends to require a minimum Capital Contribution from each investor of $250.02, although management in its sole discretion and upon any required regulatory amendments (as required) may accept Capital Contributions for lesser amounts.

INVESTOR SUITABILITY:

Persons making Capital Contributions through the Reg D Offering will be furnished with, and will be required to complete and return to the Board, a Subscription Agreement, which includes an Accredited Investor Questionnaire. Investors in Blue Co Warehousing's Reg D Offering must generally be "accredited investors" as defined in Regulation D under the Securities Act. In determining whether a potential investor qualifies as an accredited investor, the Board will rely directly on the statements and representations made by the potential investor in the Accredited Investor Questionnaire. The Board, in its sole discretion, may decline to accept the subscription of, and admit, any investor as a shareholder for any or no reason. The entire Capital Contribution shall be due upon the date of the Board's acceptance of the Subscription Agreement (the "***Date of Acceptance***").

DIVIDENDS/DISTRIBUTIONS:

OpCo: Dividends, when made in the discretion of the Board, will be made to the Shareholders in accordance with their ownership interests in OpCo.

PropCo: Distributions, when made in the discretion of the Manager, will be made to the Members in accordance with their ownership interests in PropCo.

COMPANY EXPENSES:

The Companies will bear all costs and expenses incurred in the setup and maintenance of the operations of the Companies, including legal and accounting expenses, the cost of preparing the Companies' financial statements, tax returns, custodial fees, appraisal and valuation expenses, insurance, litigation and indemnification expenses, if any, taxes and other governmental fees and charges.

The Companies will also bear all third party and other expenses associated with identifying, structuring and negotiating any potential investments, including investments that are not

consummated by the Companies, and the acquisition, holding, sale, proposed sale, other disposition or valuation of any investment.

THIRD PARTY AND AFFILIATE SERVICES:	Necessary services may be provided by the Board or its Affiliates or third parties in the Board's discretion, all at competitive market rates for first-class providers of comparable services.
REPORTS TO SHAREHOLDERS:	Investors shall receive customary annual and quarterly reports. Quarterly – Not later than 90 days after the end of each fiscal quarter (other than the fourth quarter), each Company shall use commercially reasonable efforts to prepare and deliver to each shareholder a summary of all current Company operations, including all acquisitions and dispositions during such quarter. Annually – Not later than 120 days after the end of each fiscal year, each Company shall use commercially reasonable efforts to prepare or cause or be prepared, and delivered to each investor, a report setting forth as of the end of such fiscal year unaudited financial statements, a report on the Company's operations, including all acquisitions and dispositions during the year or at least the minimum information required by Regulation Crowdfunding rules for annual reports.
RISK FACTORS:	Investment in Blue Co Warehousing is subject to significant risks. These risks are set forth in greater detail in the Subscription Booklet.

HOW TO SUBSCRIBE

If you desire to purchase Class B Ownership Interests in the Companies in this Offering, you should:

1. Date and execute the Joinder Agreement to the Shareholder Agreement of Blue Co Warehousing Inc. attached hereto as **Exhibit F**;

2. Date and execute the counterpart signature page to PropCo's Operating Agreement attached hereto as **Exhibit E**;

3. Complete, date, and execute the Subscription Agreement attached hereto **Exhibit C**;

4. For the Reg D Offering, complete an accredited investor questionnaire through the EquityShift platform or otherwise request from the Company; for the Reg CF Offering, complete your Wefunder profile; and

5. For the Reg D Offering, email the signature page to OpCo's Shareholder Agreement, PropCo's Operating Agreement, completed Subscription Agreement, and monies to the Companies to jason@bluecowarehousing.com or via the EquityShift platform; for the Reg CF Offering, complete the previously mentioned agreements on Wefunder's platform and send monies via the escrow account setup for the Reg CF Offering

We reserve the right to reject any subscription in its entirety or to allocate to you a smaller amount of the Class B Ownership Interests than you proposed to purchase. In the event of complete rejection of a subscription, we will return the subscription price without interest or deduction.

RISK FACTORS

The Class B Ownership Interests offered hereby are highly speculative in nature and involve a high degree of risk. They should be purchased only by persons who can afford to lose their entire investment in the Companies. Therefore, each prospective investor should, prior to purchase, very carefully consider the following risk factors as well as other information set forth elsewhere in this Subscription Booklet. The success of the Companies will depend upon factors that may be beyond the control of the management team and cannot be predicted at this time, including adverse changes in general economic conditions impacting the Companies and the management team. Risks associated with making an investment in the Units include, but are not limited to, the following:

The Companies are early-stage companies.

OpCo was formed in 2023 and PropCo in 2025. Accordingly, the Companies have limited histories upon which an evaluation of their performance and future prospects can be made. The Companies' current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Companies react to developments in their market while managing its growth and the entry of competitors into the market.

Dependence on Leases for Our Revenue

OpCo's investment activities focus on entering into long-term leases with a landlord (which may include PropCo) and then subleasing that space to one or more tenants. The subleases often have shorter-term obligations without any assurance of long-term revenues. This style of subleasing makes OpCo particularly susceptible to economic conditions and sublease turnover.

High Turnover Risks

OpCo's subleases generally do not have long-term leases or provide significant security deposits. As a result, they may cancel with limited notice or fail to pay on time, which could create volatility in our revenue stream. High turnover not only reduces occupancy but also increases marketing, administrative, and operating expenses required to attract replacement tenants.

No Assurance Investors Will Receive Any Return on Investment

The Companies' investment strategies are speculative and entail substantial risks. Prospective investors should carefully consider, among other factors, the risks described below, each of which could have an adverse effect on the value of their Class B Ownership Interests. As a result of these risk factors, as well as other risks inherent in any investment or set forth elsewhere in this Subscription Booklet (see, for example, "Certain U.S. Federal Income Tax Considerations" below), there can be no assurance that the Companies will meet their investment objectives or otherwise be able to successfully carry out their investment program. The Companies will make investments based on the management team's estimates or projections of potential investment returns, which in turn are based on, among other considerations, assumptions regarding the performance of the Companies' assets, the amount and terms of available financing, and the manner and timing of dispositions, including possible asset recovery and remediation strategies, all of which are subject to significant uncertainty. In addition, events or conditions that have not been anticipated may occur and may have a significant effect on the actual rate of return received on the Companies' investments. The Companies' returns may be unpredictable and, accordingly, the Companies' investment programs are not suitable as the sole investment vehicle for an investor. An investor should only invest in the Companies as part of an overall investment strategy and only if the investor is able to withstand a total loss of its investment. There can be no assurance that the Companies' investment objective

will be achieved, and a Member must be prepared to bear capital losses which might result from the Companies' investments.

General Real Estate Considerations

Real estate values are affected by a number of factors, including changes in the general economic climate, local conditions (such as an oversupply of space or a reduction in demand for space), the quality and philosophy of management, competition based on rental rates, attractiveness and location of the properties, financial condition of tenants, buyers and sellers of properties, quality of maintenance, insurance and management services and changes in operating costs. Real estate values are also affected by such factors as government regulations (including those governing usage, improvements, zoning and taxes), interest rate levels, the availability of financing, and potential liability under changing environmental and other laws. The management team will not have the ability to control or predict such market conditions or factors, all of which may adversely affect the Companies' investments.

Real Estate Related Regulatory Risks

Real estate investments are subject to various federal, state, and local laws and regulations, including building codes, regulations pertaining to fire safety and handicapped access, and other regulations, which may from time to time be enacted. PropCo's performance may be adversely affected by significant costs required to comply with any future changes in such regulations.

Risks of Real Estate Ownership

There can be no assurance that the operation of PropCo will be profitable or that cash from operations will be available for distribution to Members. Because real estate, like many other types of long-term investments, historically has experienced significant fluctuations and cycles in value, specific market conditions may result in occasional or permanent reductions in the value of real property ownership interests. The marketability and value of the properties will depend on many factors beyond the control of PropCo or the management team, including, without limitation, (i) changes in general or local economic conditions; (ii) changes in supply of or demand for competing properties in an area (e.g., as a result of over-building); (iii) changes in interest rates; (iv) unavailability of mortgage funds, which may render the sale of a property difficult; (v) the financial condition of tenants, buyers and sellers of properties; (vi) changes in real estate tax rates and other operating expenses; (vii) the imposition of rent controls; and (viii) acts of God, natural disasters and uninsurable losses. Since investments in real estate generally are not liquid, there can be no assurance that there will be a ready market for real estate assets and investments held by PropCo. In addition, general economic conditions in the United States and abroad, as well as conditions of domestic and international financial markets, may adversely affect operation of PropCo.

Potential Environmental Liability

Under various federal, state and local laws, ordinances and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's liability therefor as to any property are generally not limited under such laws and could exceed the value of the property and/or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate contamination from such substances, may adversely affect the owner's ability to sell the real estate or to borrow using such property as collateral. The costs associated with compliance with or the liability resulting from the foregoing may adversely affect the returns of PropCo.

Risks that PropCo's Investments Will Fail to Meet Expectations

PropCo intends to invest in the acquisition, development and sale of properties. There are risks that PropCo's investments will fail to perform as expected. Estimates of future income, expenses and capital expenditures may prove to be inadequate. In addition, PropCo expects to finance its investments in part, using various forms of financing, and there is a risk that the cash flow from PropCo's investments will be insufficient to meet debt payment obligations.

PropCo may enter into Syndications or Joint Ventures

PropCo may own properties 100% or it may syndicate the ownership or enter into joint ventures. In such cases, the manager, officers, or their affiliates may receive fees and promotes/carried interests outside of the PropCo structure.

Offering Price of Class B Ownership Interests Determined by the Companies

The Class B Ownership Interest offering price of the securities offered hereby has been arbitrarily established and bears no relationship to the Companies' assets, earnings, book value or any other objective standards of worth.

No Market for Class B Ownership Interests of Membership Interest

Because Members have no right to require the Companies to redeem their Class B Ownership Interests and the Class B Ownership Interests are not freely transferable, an investment in the Companies is illiquid and involves a high degree of risk. In addition, there will be no market for the Class B Ownership Interests, and none is expected to develop. Irrespective of the success or failure of the management team's investment strategy, Members' inability to withdraw from the Companies materially increases the risk of making an investment in the Class B Ownership Interests because it is not possible to redeem Class B Ownership Interests in order to recognize profits or mitigate losses before such profits may have been eliminated or such losses significantly accelerated.

Absence of Regulatory Oversight

The Companies are not, and have no intention of becoming, a registered investment company under the Investment Company Act. Accordingly, investors will not be entitled to the benefits of any of the provisions of this Act, which are designed to regulate the operations and structure of investment companies and to supplement the existing disclosure requirements imposed on the offering of investment company securities pursuant to the Securities Act. Although the Companies do not presently intend to become an investment company, there is a risk that it may become subject to the Investment Company Act in the future, which would result in the imposition of significant regulatory and compliance burdens on the Companies. In addition, the management team is not registered under the Investment Advisers Act, and the offering made by this Subscription Booklet and the Class B Ownership Interests described herein are not registered under the Securities Act. As a result, investors in the Companies will not be afforded the protections of such statutes.

Federal Income Tax Risks

The federal income tax aspects of an investment in the Companies are complex, and their impact may vary depending on each investor's individual circumstances. Prospective investors should consider the following tax risks, among others:

- The amount and times of any distributions will be determined by the management team in its sole discretion. Whether or not distributions are made, PropCo Members will be required each year to pay applicable federal and state income taxes on their respective shares of PropCo's taxable income and may need to fund such tax liabilities from other sources. If the management team elects not to make distributions to the PropCo Members to pay their tax liabilities, PropCo Members will have to fund the payment of their tax liabilities from other sources. No assurance can be made that distributions from the Companies will be sufficient to cover such tax liabilities.

- Any net losses of PropCo and any interest expenses on any debt incurred by a PropCo Member to acquire or carry an ownership interest in PropCo is likely to be subject to the limitations on deduction of passive activity losses.

- The IRS may challenge the Companies' allocations and/or characterizations of income, gain, loss, deduction and credit.

- Investors may be precluded from claiming certain deductions by virtue of limitations on miscellaneous itemized deductions and/or application of the at-risk rules.

- Income allocated by PropCo to retirement plans and accounts or other tax-exempt PropCo Members may be taxable to them as unrelated business taxable income.

- The Companies may claim deductions or other tax benefits to which they believe they are entitled, but there can be no assurance that the deductions or other benefits will be allowed on audit.

- The properties acquired and sold by PropCo could be considered "property held primarily for sale to customers in the ordinary course of the taxpayer's business" (i.e., inventory) for federal income tax purposes, with the result that income and gain realized by PropCo will be taxed as ordinary income (as opposed to capital gain).

- The IRS may challenge reporting positions taken by the Companies on their respective tax returns and, if the challenge is successful, seek to impose interest and penalties on taxes found to be due.

- Tax laws, rules, regulations, and rulings may change, with or without retroactive effect.

  Neither OpCo nor PropCo intends to seek any advance ruling from the IRS or an opinion of counsel regarding any tax matter associated with their operations or the potential tax consequences of an investment by an investor. Each prospective investor must consult its own tax advisor regarding the tax consequences (including federal and state income tax consequences) of investing in the Companies, with specific reference to such prospective investor's own tax situation.

Leverage

The properties are expected to be leveraged and subject to substantial mortgage indebtedness. As a result of such leveraged position, an increase in the value of the investments could result in substantial benefits to PropCo, upon resale of the investments. Conversely, a decrease in the value of the properties could result in PropCo being unable to sell the properties for a price sufficient to return to the Members their investment in PropCo.

Risk of Foreclosure

It is contemplated that the gross revenues to be derived from the operation of the properties will be sufficient to cover the expenses of maintaining and operating the properties, including servicing any applicable debt financing. However, no assurance exists that such gross revenues will always be sufficient to cover such expenses. Failure by the revenues generated by the properties to meet the obligations under any applicable debt financing could result in loss of the properties through foreclosure and, thus, the investors losing their investment. Moreover, many forms of debt financing will have terms that will require a substantial "balloon payment" at maturity. It is anticipated that the properties will be sold or refinanced at or prior to the time of the maturity. The ability to repay any debt financing will be dependent upon the ability to sell the properties for more than the balloon amount or to obtain adequate refinancing at the respective due date. Failure to sell the properties or to obtain the necessary refinancing when needed could result in a foreclosure of the investments.

Operating Expenses May Exceed Companies' Income

The operating expenses of the Companies may from time to time exceed the Companies' incomes, which may delay or prevent repayment of loan facilities or payment of distributions.

Limitation of Recourse and Indemnification of Management Team

The Companies' governing documents limit the circumstances under which the management team or its respective agents, officers, directors, partners, employees, members, managers, advisers, or consultants will be held liable to the Companies. As a result, investors may have a more limited right of action in certain cases than they would have in the absence of this limitation. In addition, the Companies' governing documents provide that the Companies will indemnify the management team and their respective agents, officers, directors, partners, employees, members, managers, advisers, or consultants for certain claims, losses, damages, and expenses arising out of their activities on behalf of the Companies. Such indemnification obligations could materially affect the returns to investors.

Liability for Return of Distributions

The Members may, under applicable law, be obligated to return cash distributions previously received by them if such distributions are deemed to be a wrongful payment to them.

Investment May Not Be Suitable for Employee Benefit Plans Subject to ERISA

Each prospective investor that is an employee benefit plan or trust within the meaning of, and subject to the provisions of, ERISA should consult with its own advisors regarding additional risk factors applicable to ERISA plans in determining whether to invest in the Companies.

Geopolitical, War, Terrorism, and Political Instability Risks

Events such as war, terrorism, political instability, civil unrest, or armed conflict—whether occurring abroad or within the United States—could materially and adversely affect the Companies' operations, tenants, and investments. Such events may disrupt national and international supply chains, capital markets, transportation systems, energy supplies, and labor availability. They may also increase insurance costs, interest rates, and construction or operating expenses, or impair the Companies' ability to obtain or refinance debt on favorable terms. Acts of war or terrorism could directly damage or destroy the Companies' properties or the properties of key tenants and materially reduce occupancy or cash flow. In addition, heightened geopolitical tensions or domestic unrest could negatively impact the broader economy,

including demand for warehouse space, the financial stability of tenants, and the availability of financing or materials required for property maintenance and development. No assurance can be given that the Companies will be able to anticipate or mitigate the effects of such events, any of which could have a material adverse effect on the value of the Class B Ownership Interests and the Companies' overall financial performance.

CONFLICTS OF INTEREST

Investors should be aware that there will be occasions when the management team and their affiliates encounter conflicts of interest in connection with the Companies. The following discussion enumerates certain potential conflicts of interest, which should be carefully evaluated before making an investment in the Companies.

Services Provided to the Companies by the Management Team

The management team may engage affiliates of the management team or third-party professionals or firms and may pay competitive market brokerage fees and fees for independent professional services pursuant to any such engagements. In addition, the Companies or the management team may pay a finder's or placement fee or a portion of other fees to individuals or entities, including principals of the management team that are registered broker-dealers. Although the management team intends that these fees will be established on arms-length terms, they will not be negotiated with a third-party, the management team will not be required to bid out the services to third-parties, and such fees will not require Member approval. In addition, if the management team, the management team's principals, or any of their affiliates guarantee any debt of the Companies, they may charge the Companies a market rate fee for providing such guarantees.

Other Investment Activities of the Management Team, the Management Team's Principals, and Other Affiliates

The management team, the management team's principals, and other affiliates of the management team engage in substantial real estate investment activities outside of the Companies. In addition, the management team may sponsor investment funds and other pooled investment vehicles that invest in real estate assets that are the same as or substantially similar to the types of real estate assets in which the Companies may invest. Consequently, the management team, the management team's principals, and/or other affiliates of the management team may make an investment in other real estate assets in which the Companies otherwise would have been able to, and might have desired, to make an investment. None of them has an obligation to allocate any such investment opportunities to the Companies, and the Companies will not have any right to, interest in or right to invest in any investments made by the management team or any of its principals or affiliates.

The management team may sponsor or form subsequent funds at any time. Subsequent funds may have an investment objective, strategy, and geographic scope that are the same as or substantially similar to those of the Companies. The management team will have full discretion in determining whether a particular investment is best suited for the Companies or a subsequent fund.

Reliance on the Management Team

The Companies will be relying extensively on the experience, relationships, and expertise of the management team's principals. See the discussion of the "Background of the management team and the Principals" beginning on page 6. There can be no assurance that these principals will remain in the employment of the Companies or otherwise continue to be able to carry on their current duties throughout the term of the Companies. Although the principals intend to devote a portion of their professional time to the Companies, they will have substantial responsibilities outside of the management of the Companies.

CERTAIN INVESTMENT CONSIDERATIONS

Diverse Investors

The Investors may comprise taxable and tax-exempt entities as well as persons or entities organized in various U.S. and non-U.S. jurisdictions. As a result, conflicts of interest may arise in connection with decisions made by the management team that may be more beneficial for one type of Investor than for another type of Investor. In selecting investments appropriate for the Companies, the management team will consider the investment objectives of the Companies as a whole, not the investment objectives of any Investor individually.

Uncertainty of Future Results

This Subscription Booklet or other information provided to Members may contain certain financial projections, estimates and other forward-looking information. This information was prepared by the management team based on its experience in the industry and on assumptions of fact and opinion as to future events which the management team believed to be reasonable when made. There can be no assurance, however, that assumptions made are accurate, that the financial and other results projected or estimated will be achieved or that similar results will be attainable by the Companies. Prior investment returns are not indicative of future success.

Projections

Projected results of the Companies are only estimates of future results that are based upon assumptions made at the time the projections are developed. Although the management team believes the estimates and assumptions to be reasonable, some or even all of the estimates or assumptions may prove to be inaccurate. Undoubtedly, there will be differences between projected and actual results because events and circumstances frequently do not occur as expected, and those differences may be material and adverse. Also, general economic factors, which are not predictable, can have a material effect on the reliability of projections.

Cautionary Statements Regarding Forward-Looking Statements

Certain statements in this Subscription Booklet constitute “forward-looking statements.” Such forward-looking statements, including the intended actions and performance objectives of the Companies, involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Companies to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements in this Subscription Booklet speak only as of the date hereof. The Companies and the management team expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Member Due Diligence

The management team will make available, prior to the Closing of this Offering, to each prospective investor the opportunity to ask questions of, and receive answers from, a representative of the management team concerning the terms and conditions of this Offering. The management team will obtain any additional information, if the management team possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information set forth herein. Due to the fact that different potential investors may ask different questions and request different information, the management

team may provide certain information to one or more prospective investors that it does not provide to all of the prospective investors. None of the answers or additional information provided are or will be integrated into this Subscription Booklet, and no prospective investor may rely on any such answers or information in making its decision to subscribe for Class B Ownership Interests.

Legal Counsel

Nelson Mullins Riley & Scarborough, LLP has been engaged to act as counsel to the management team and the Companies in connection with the organization of the Companies. Such counsel has not been engaged to protect the interests of other subscribers or Investors. Investors should consult with and rely upon their own counsel and other professional advisors concerning investments in the Companies.

Side Letters

In accordance with common industry practice, the management team may enter into one or more "side letters" or similar agreements with certain Members pursuant to which the management team grants to such Members specific rights, benefits, or privileges that are not made available to Members generally. No Member shall have the right to review any side letter or be informed about the existence of or the terms of any side letter unless the Member is a party to such side letter. The rights, benefits, or privileges afforded to other Members may negatively affect your investment.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary of certain U.S. federal income tax considerations relating to an investment in the Companies. Except where specifically indicated, this summary does not discuss the effect of any other federal tax laws (e.g., estate and gift tax), or any state, local or foreign tax laws. This discussion does not address all of the U.S. federal income tax consequences to the Members of an investment in the Companies and does not address any of the state, local, or foreign tax consequences of such an investment to any Member. This discussion is based on provisions of the Code, on the regulations promulgated thereunder and on published administrative rulings and judicial decisions now in effect, all of which are subject to change or to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a Member and the continued validity of this summary.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a Member in light of such Member's particular circumstances (such as the application of the alternative minimum tax) or that may be relevant to a Member because such Member is subject to special rules, including but not limited to rules applicable to financial institutions, insurance companies, real estate investment trusts, regulated investment companies, brokers and dealers and traders in securities that elect to mark their securities portfolios to market. This discussion applies only to Members who hold their investment in the Companies as a "capital asset" within the meaning of Section 1221 of the Code. This discussion does not address the tax consequences of investing in the Companies through a partnership or any other pass-through entity for U.S. federal income tax purposes.

For purposes of this discussion a "U.S. Member" means: (i) an individual that is a citizen or resident of the U.S.; (ii) a corporation or partnership created in or under the laws of the U.S. or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (A) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial trust decisions or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A "Non-U.S. Member" is a Member that is an individual, corporation, partnership, estate or trust that is not a U.S. Member.

The Companies have not sought and will not seek (i) any tax rulings from the IRS or any other tax authorities or (ii) any opinions of counsel in respect of any of the matters discussed herein. Each prospective investor is urged to consult its own tax advisor with respect to the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of an investment in the Companies.

Classification of PropCo as a Partnership

Subject to the discussion of "publicly traded partnerships" and "taxable mortgage pools" below, PropCo will be treated as a partnership for U.S. federal income tax purposes. No assurance can be given that the IRS will concur with such conclusion.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership" under Section 7704 of the Code. The Manager intends to operate PropCo so it will not be treated as a publicly traded partnership.

Section 7701(i) of the Code provides that any entity (or a portion of an entity) that is a "taxable mortgage pool" (a "***TMP***") will be treated as a corporation subject to U.S. federal income tax. Under such Section 7701(i), an entity (other than a REMIC) will be a TMP if (i) substantially all of its assets consist of

debt obligations (or interests therein), more than 50% of which are real estate mortgages (or interests therein); (ii) the entity is the obligor under debt obligations with two or more maturities; and (iii) under the terms of the entity's debt obligations (or an underlying arrangement), payments on such debt obligations "bear a relationship" to the debt obligations (or interests) referred to in clause (i). To the maximum extent practicable, PropCo will seek to structure its investments so as to avoid TMP status.

If PropCo were classified as a corporation, such entity would be required to pay U.S. federal income tax at the corporate tax rate on its taxable income. In such case, the amount of cash available for reinvestment or distribution to the Members would be substantially less than if such entity were classified as a partnership for U.S. federal income tax purposes. Moreover, if PropCo were classified as a corporation, any distributions by PropCo to a Member generally would be taxable to that Member as a dividend.

The following discussion assumes that PropCo will be treated as a partnership for U.S. federal income tax purposes.

Income Taxation of PropCo and Members

PropCo will not pay U.S. federal income taxes, but each Member will be required to report its distributive share (whether or not distributed) of the income, gains, losses, deductions, and credits of PropCo (which may include the income and other tax items of any partnerships or limited liability companies, such as PropCo, in which PropCo invests). For taxable years beginning after December 31, 2017, and before January 1, 2026, a Member may be entitled to a deduction of up to 20% on any "qualified business income" of PropCo, as defined in Section 199A(c) of the Code. PropCo will be treated as having "qualified business income" to the extent it generates income from activities that are treated as a "qualified trade or business," as defined in Section 199A(d) of the Code or it invests in a non-corporate entity that engages in a "qualified trade or business" and generates income from such trade or business. Investors are encouraged to consult their own tax advisor regarding their eligibility for the deduction on "qualified business income."

The distributive share of a tax-exempt Member may be treated as unrelated business taxable income ("***UBTI***") under Section 512 of the Code. See "Tax-Exempt Investors" below. It is possible that the Members could incur income tax liabilities without receiving from PropCo sufficient distributions to defray such tax liabilities. PropCo's taxable year will be the calendar year, or such other year as required by the Code.

IRS regulations require taxpayers to make certain additional disclosures in connection with the filing of any tax return that reflects tax benefits from a "reportable transaction" as defined in the regulations.

PropCo's Distributions

Cash distributions from PropCo to Members are generally not taxable to the extent of a member's adjusted basis in its units of membership interest ("***Interests***"). Instead, a Member's adjusted basis in its Interests will generally be reduced by the amount of such distribution. However, to the extent such cash distributions exceed the adjusted basis of a Member's Interests, the Member will recognize gain. Distributions (other than liquidating distributions) of property other than cash or marketable securities will reduce the adjusted basis (but not below zero) of a Member's Interests by the amount of PropCo's adjusted basis in such property immediately before its distribution. Under the Regulations, any investment of qualifying capital gains made by a Member into PropCo will result in zero adjusted basis in such Members Interests allocable to such investment.

Allocations of Income, Gain, Loss, Deduction, and Credits

PropCo's Operating Agreement will contain provisions intended to comply substantially with IRS regulations describing partnership allocations that will be treated as having "substantial economic effect," and hence be respected, for tax purposes. However, those regulations are extremely complex, and there can be no assurance that the IRS will respect the allocations of income, gain, loss, deduction, and credits for tax purposes made pursuant to PropCo's Operating Agreement, if reviewed. Even if the IRS were to review PropCo's allocations and determine that they do not technically comply with such regulations, such allocations would be determined "in accordance with each partner's interest in the partnership (determined by taking into account all facts and circumstances)."

Deductibility of Expenditures; Limitations on Losses

Interest on any amount borrowed by a Member to make a capital contribution to PropCo will generally be treated as a passive business activity expense (rather than as "investment interest"). As discussed below, certain categories of Members are subject to limitations on deducting losses from passive business activities.

Prior to the Tax Cuts and Jobs Act (the "***2017 Tax Act***"), under Section 67 of the Code, non-corporate taxpayers could deduct certain miscellaneous expenses (e.g., investment advisory fees, tax preparation fees, unreimbursed employee expenses and subscriptions to professional journals) to the extent such deductions exceed, in the aggregate, two percent (2%) of the taxpayer's adjusted gross income. Under the 2017 Tax Act, this deduction is eliminated for tax years beginning in 2018 through 2026. Accordingly, a Member who is an individual will not be permitted to deduct his or her share of PropCo's expenses that are treated as miscellaneous itemized deductions.

Under Section 469 of the Code, non-corporate Members (and certain closely held C-corporations and personal service corporations) are subject to limitations on using losses from passive business activities to offset active business income, compensation income, and portfolio income (e.g., interest, dividends, capital gains from investments, royalties). A Member will, generally, be subject to the passive activity loss limitations on the use of any PropCo's losses allocable to such Member. A Member generally will not be able to use passive activity losses to offset portfolio income (e.g., interest, dividends, capital gains from investments, royalties) from PropCo. Certain Members may also be subject to other limitations on using losses allocated to such Member by PropCo, including without limitation, basis limitations under Section 704 of the Code and the "at risk" rules under Section 465 of the Code. Members should consult with their own tax advisor regarding their ability to deduct losses allocated by PropCo based on such Member's particular circumstances.

Capital Losses

PropCo may incur capital losses. Investors (other than corporations) can deduct capital losses only to the extent of capital gains and either $1,500 or $3,000 of ordinary income, depending on the investor's filing status. Excess losses can be carried forward indefinitely.

Organization and Syndication Expenses

Under Section 709 of the Code, PropCo and any Member generally cannot deduct organization or syndication expenses. Syndication expenses (i.e., amounts paid or incurred to promote the sale (or to sell) partnership interests) must be capitalized and cannot be amortized or otherwise deducted. An election may be made by a fund to amortize organizational expenses over a 180-month period. The Manager intends to make this election.

Sale or Exchange of Interests Generally

A Member generally will recognize gain or loss on the sale or exchange of any Interests measured by the difference between the amount realized on the sale or exchange and the Member's adjusted tax basis in the Interests sold. The amount realized will include the Member's allocable share of certain PropCo indebtedness, as well as any proceeds from the sale. Thus, a Member's tax liability upon the sale of any Interests may exceed the Member's cash proceeds from such disposition.

Under Section 741 of the Code, gain or loss recognized by a Member on the sale or exchange of Interests generally will be taxable as long-term capital gain or loss provided that the Member has a more than one year holding period for its Interests, except that the gain will be ordinary income to the extent attributable to the Member's allocable share of (i) "unrealized receivables" (as defined in Section 751 of the Code, which includes depreciation recapture) of PropCo and (ii) certain "inventory items" (as defined in Section 751 of the Code) of PropCo.

Elections

Section 754 of the Code provides for an election to adjust the basis of PropCo's property upon distributions of PropCo's property to a Member and transfers of Interests (including transfers by reason of death). Such adjustments may be beneficial or detrimental to a Member, depending upon the Member's individual circumstances, and could affect a Member's ability to sell the Interests or the price obtainable therefor. The Manager, in its sole discretion, may cause PropCo to make such an election. Any such election, once made, cannot be revoked without the IRS's consent. All other elections required or permitted to be made by PropCo under the Code will be made by the Manager in its sole discretion.

Audits and Adjustments to Tax Liability

The Bipartisan Budget Act of 2015 (the "***Budget Act***"), which was enacted on November 2, 2015, repeals and replaces the rules applicable to certain administrative and judicial proceedings regarding a partnership's U.S. federal income tax affairs. Under the new rules, a partnership (such as PropCo) appoints one person (the "partnership representative") to act on its behalf in connection with IRS audits and related proceedings. The partnership representative's actions, including the partnership representative's agreement to adjustments of PropCo's income in settlement of an IRS audit of PropCo, will bind all Members. Pursuant to PropCo's Operating Agreement, the Manager will be designated as PropCo's partnership representative.

In addition, under the new rules, U.S. federal income taxes (and any related interest and penalties) attributable to an adjustment to PropCo's income following an IRS audit or judicial proceeding will, absent an election by PropCo to the contrary, have to be paid by PropCo in the year during which the audit or other proceeding is resolved, if such adjustment results in an increase in U.S. federal income tax liability (as determined under the new rules). If an adjustment to PropCo's income following an IRS audit or judicial proceeding results in a reduction in U.S. federal income tax liability (as determined under the new rules), the adjustment will flow through to the Members based on their Interests for the year in which the audit or other proceeding is resolved. This could cause the economic burden of U.S. federal income tax liability (or the economic benefit of a favorable adjustment) arising on audit of PropCo to be borne by (or, in the case of a favorable adjustment, to benefit) Members based on their membership interests in PropCo in the year during which the audit or other proceeding is resolved, even though such tax liability (or benefit) is attributable to an earlier taxable year in which the membership interests or identity of some or all of the Members was different.

The new rules can also cause PropCo's U.S. federal income tax liability arising on audit to be computed in less advantageous ways than the tax liability of the Members would be computed under the prior partnership audit rules (for example, by applying the highest marginal federal income tax rates and potentially ignoring the tax-exempt status of certain members). The Budget Act directs the IRS to provide procedures that may allow PropCo, in calculating taxes imposed on PropCo with respect to audit adjustments, to take into account certain applicable lower tax rates and the tax-exempt status of certain members, which may require Members to provide certain information to PropCo (possibly including information about the owners of Members classified as partnerships).

In addition, if elected by the partnership representative, alternative procedures may allow PropCo to avoid such entity-level U.S. federal income tax liability in some cases if certain conditions are satisfied. These alternative procedures may require Members (based on their membership interests in PropCo in the prior tax year under audit) to either file amended returns and pay any tax that would be due for the prior tax year under audit, or adjust the tax liability reported on their income tax returns for the year in which the audit is resolved.

Any U.S. federal income taxes (and any related interest and penalties) paid by PropCo in respect of IRS audit adjustments will be borne by the Members and former Members, where applicable, pursuant to the terms of PropCo's Operating Agreement.

The new partnership audit rules are complex. Members should discuss with their tax advisors the possible implications of the new rules with respect to an investment in PropCo.

Tax-Exempt Investors in PropCo

PropCo may generate income that is taxable as UBTI to tax-exempt investors. Each tax-exempt Member generally will be subject to U.S. federal income tax on its share of any UBTI earned by PropCo. A tax-exempt Member's distributive share of PropCo's income should consist principally of interest, rents and capital gain from the sale of real estate or partnerships owning real estate — types of income that may be treated as UBTI under Section 514 of the Code because PropCo may directly incur debt to make investments or make investments in partnerships and limited liability companies that incur debt to acquire real estate or other assets. In addition, PropCo may generate other income that is treated as UBTI or invest in partnerships or limited liabilities companies that generate UBTI.

Also, if a tax-exempt Member borrows any amount to fund its contribution to PropCo, some or all of its distributive share of income from PropCo (including interest, rents and capital gains) could be UBTI. Moreover, debt incurred by PropCo directly could cause income otherwise not treated as UBTI to be treated as UBTI to a tax-exempt Member.

Section 514(c)(9) of the Code provides an exemption to the general debt-financed UBTI rule regarding acquisition indebtedness for certain acquisitions of real property by certain tax-exempt organizations through partnerships so long as the partnership complies with the detailed restrictions on tax allocations set forth in the "fractions rule" in the Code and related Treasury regulations. There can be no assurance that the tax allocations made by PropCo pursuant to its Operating Agreement would comply with the "fractions rule." Thus, such exception may not apply.

THE POTENTIAL FOR HAVING INCOME CHARACTERIZED AS UBTI MAY HAVE A SIGNIFICANT EFFECT ON ANY INVESTMENT BY A TAX-EXEMPT ENTITY IN PROPCO AND MAY MAKE INVESTMENT IN PROPCO UNSUITABLE FOR SOME TAX-EXEMPT ENTITIES. TAX-EXEMPT INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING ALL ASPECTS OF UBTI.

Classification of OpCo as a C-Corporation

OpCo will be treated as a C-Corporation and taxable as a corporation for U.S. Federal income tax purposes with the U.S. Internal Revenue Service (the "IRS"). Investors should consult their tax advisors as to the specific consequences of investing in a C-Corporation.

Trade or Business Status

OpCo intends to take the position for U.S. Federal income tax purposes that its operations and activities constitute an active conduct of a trade or business.

Passive Activity Loss Rules and Other Limitations

For certain U.S. investors (including individuals, estates, trusts and certain closely-held corporations), the ability to utilize tax losses allocated to such U.S. investors by OpCo may be limited under the "at risk" limitations in Section 465 of the Code, the "passive activity loss" limitations in Section 469 of the Code and/or other provisions of the Code. Prospective U.S. investors should consult with their own tax advisors regarding the potential applicability of the "at risk," "passive activity loss" and other limitations that may be applicable to them under the Code.

Qualified Small Business Stock

Certain U.S. Federal income tax benefits may be available to noncorporate Investors in connection with the Investor's purchase and sale of "qualified small business stock" as defined in Section 1202 of the Code. However, there are numerous requirements that must be satisfied for stock to be qualified small business stock (including that the issuer be a domestic "C" corporation and engage in qualifying trade or business activities) and a number of these requirements must continue to be satisfied even after the date of issuance. Moreover, OpCo will be under no obligation to obtain, develop, maintain or report to the Investors any information, books or records associated with the qualification of stock as qualified small business stock or the ability of Investors to obtain U.S. Federal income tax benefits associated therewith. Accordingly, there can be no assurance that a noncorporate Investor will obtain any U.S. Federal income tax benefits associated with the purchase and sale of OpCo's stock. Noncorporate Investors are urged to consult their own tax advisers concerning the application of these rules to them, including the potential exclusion from gross income of certain gains recognized in connection with the disposition by OpCo of "qualified small business stock" if held for more than five years, and the potential application of the "gain rollover" rules contained in Section 1045 of the Code. OpCo makes no representation about whether Investors will benefit from Section 1202. Additionally, Investors investing through the PropCo will not be able to benefit directly from Section 1202.

Tax-Exempt Investors in OpCo

It is anticipated that OpCo's income will consist principally, if not exclusively, of dividends and interest as well as gains from the disposition of capital assets or other property not held for sale in the ordinary course of business. However, Investors that are tax-exempt entities for U.S. federal income tax purposes should be aware that the Board is under no obligation to minimize recognition by OpCo of income or gain that, with regard to such investors, is "unrelated business taxable income" ("UBTI") within the meaning of Sections 511-514 of the Code.

State, Local, and Foreign Taxes

Prospective investors should also consider the potential state, local, and foreign tax consequences of an investment in the Companies. In addition to being taxed in its own state, locality, or country of residence, a Member and/or the Companies may be subject to tax return filing obligations, withholding obligations, and income, franchise, and other taxes in jurisdictions in which the Companies operates. Further, the Companies may be subject to state and/or local tax.

Other Taxation

Income or gains from investments held by the Companies may be subject to withholding taxes or other taxes in jurisdictions other than the U.S., subject to the possibility of reduction under applicable tax treaties.

Net Investment Income Tax

Each Member should consult with their own tax advisors regarding any potential applicability of the 3.8% tax on "net investment income" under Section 1411 of the Code attributable to ownership of an interest in the Companies.

Possible Tax Law Changes

The foregoing discussion is only a summary and is based upon existing U.S. federal income tax law. Prospective investors should recognize that the U.S. federal income tax treatment of an investment in the Companies may be modified at any time by legislative, judicial or administrative action. Any such changes may have retroactive effect with respect to existing transactions and investments and may modify the statements made above.

THE FOREGOING DISCUSSION SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANIES. PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANIES.

EXHIBIT A

OPERATING AGREEMENT
OF
BLUE CO WAREHOUSING PROPERTIES LLC

(See attached)

OPERATING AGREEMENT

OF

BLUE CO WAREHOUSING PROPERTIES LLC
a Delaware limited liability company

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE OR TERRITORY IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. BY ACQUIRING INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS INTERESTS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS OPERATING AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

THIS AGREEMENT IS SUBJECT TO ARBITRATION.

TABLE OF CONTENTS
OF THE
OPERATING AGREEMENT
OF
BLUE CO WAREHOUSING PROPERTIES LLC
a Delaware limited liability company

PAGE

OPERATING AGREEMENT
OF
BLUE CO WAREHOUSING PROPERTIES LLC
a Delaware limited liability company

THIS OPERATING AGREEMENT is made and entered into by and among the Company and the Persons whose names and addresses are listed on the Information Exhibit annexed as **Exhibit B** to this Agreement. Unless otherwise indicated, capitalized words and phrases in this Operating Agreement shall have the meanings set forth in the Glossary of Terms attached as **Exhibit C** hereto.

ARTICLE 1
FORMATION

SECTION 1.1 Formation; General Terms; Effective Date. The Company was formed on October 16, 2025, upon filing of the Certificate, attached hereto as **Exhibit A**. The rights and obligations of the Members and the terms and conditions of the Company shall be governed by the Act and this Agreement, including all the Exhibits to this Agreement. Unless otherwise required by law, if and to the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern. This Agreement shall be effective as of the date the Company was formed (the "***Effective Date***").

The Manager shall execute and file on behalf of the Company all other instruments or documents, and shall do or cause to be done all such filing, recording, or other acts as may be necessary or appropriate from time to time to comply with the requirements of law for the continuation and operation of a limited liability company in Delaware and in the other jurisdictions in which the Company shall transact business.

SECTION 1.2 Name. The name of the Company shall be Blue Co Warehousing Properties LLC. The Manager may amend the Certificate at any time to change the name of the Company. The Manager shall provide each Member with notice of any such name change.

SECTION 1.3 Principal Office. The principal office of the Company shall be 510 Pylon Dr., Raleigh, NC 27606 or such other place as the Manager may designate from time to time.

SECTION 1.4 Purpose. The purpose of the Company shall be (i) to acquire warehouses and sublease some or all of that space to Blue Co Warehousing Inc.; (ii) to own, hold, maintain, encumber, lease, sell, transfer or otherwise dispose of all property or assets or interests in property or assets as may be necessary, appropriate or convenient to accomplish the activities described in clause (i) above; (iii) to incur indebtedness or obligations in furtherance of the activities described in clauses (i) and (ii) above; and (iv) to conduct such other activities as may be necessary or incidental to the foregoing, all on the terms and conditions and subject to the limitations set forth in this Agreement.

SECTION 1.5 Registered Agent; Registered Office. The Company's registered agent and registered office are set forth in the Certificate, and may be changed from time to time by the Manager, in which case the Manager shall file a statement of change as required by the Act.

SECTION 1.6 Commencement and Term. The Company commenced at the time and on the date appearing in the Certificate and shall continue in existence until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement.

ARTICLE 2
CAPITAL CONTRIBUTIONS;
ISSUANCE OF INTERESTS; CAPITAL ACCOUNTS

SECTION 2.1 Capital Contributions. Each Class B Member shall make an initial Capital Contribution at the Closing as provided in such Member's Subscription Agreement. Each Person subscribing to purchase Class B Units in the Company shall pay its entire Capital Commitment upon such subscription to the Company.

SECTION 2.2 Member and Manager Loans. The Members may be permitted to make loans to the Company if and to the extent they so desire, and if the Manager determines that such loans are necessary or appropriate in connection with the conduct of the Company's business (including without limitation, expansion or diversification). Any Member loans pursuant to this Section shall be repaid to the Members on a *pari passu* basis together with any interest accrued thereon unless any Member making a loan to the Company agrees in writing to subordinate its loan to that of another Member. Additionally, the Manager and its Affiliates shall be permitted, without obtaining a Member vote or approval, to lend money to the Company on terms that other Members have lent money, or, in the event no Member loans have been issued or are being issued, bearing interest at the Prime Rate plus three percent with repayment prior to any distributions, other than tax distributions, to the Members.

SECTION 2.3 Issuance of Additional Interests. The Manager may cause the Company to issue additional Interests ("***Additional Interests***") to existing Members or other Persons in exchange for such Capital Contributions and pursuant to such other terms and conditions as the Manager shall determine; provided that the Company shall not issue Interests to any Person unless such Person shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable, including, without limitation, the execution of a counterpart of this Agreement, which shall be deemed for all purposes to constitute an amendment to this Agreement providing for such admission, and any other requirements under this Section 2.4. The issuance of Additional Interests in the Company shall dilute the Percentage Interests of each of the Unitholders in proportion to the number of Units held by such Unitholders at the time of issuance.

SECTION 2.4 Maintenance of Capital Accounts; Withdrawals; Interest. Individual Capital Accounts shall be maintained for each of the Unitholders. No Unitholder shall be entitled to withdraw any part of its Capital Account or to receive any distribution except as provided in this Agreement. No Unitholder shall be entitled to receive any interest on its Capital Contributions or with respect to its Capital Account. Each Unitholder shall look solely to the assets of the Company for the return of its Capital Contributions and, except as otherwise provided in this Agreement, shall have no right or power to demand or receive property other than cash from the Company. No Unitholder shall have priority over any other Unitholder as to the return of its Capital Contributions, distributions or allocations, except as provided in this Agreement.

SECTION 2.5 Class of Members and Issuance of Units. There shall be multiple classes of Members. Each Member's Interest shall be denominated in Units, and the relative rights, privileges, preferences and obligations with respect to the Member's Interest shall be determined under this Agreement and the Act based upon the number of Units held by the Member with respect to the Member's Interest.

(a) Class A Units. Class A Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class A Units. Class A Units shall have the exclusive power to determine the Managers of the Company and have voting rights and shall have any other rights, privileges and obligations as are specifically provided for in this Agreement for Class A Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more

other classes of Units. Class A Units shall also have financial rights. For the avoidance of doubt, Class A Units shall confer voting and financial rights on their holders.

(b) Class B Units. Class B Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class B Units. Class B Units shall have no ability to determine the Managers of the Company nor to vote on any other matter with respect to the Company's affairs except as expressly provided in this Agreement or required by the Act. Class B Units shall be nonvoting. For the avoidance of doubt, Class B Units shall confer financial, but no voting, rights on their holders.

ARTICLE 3
DISTRIBUTIONS

SECTION 3.1 Cash Distributions. Prior to the dissolution of the Company, Distributable Cash shall be distributed in such amounts and at such intervals as determined by the Manager to the Unitholders in accordance with their respective Percentage Interests.

SECTION 3.2 Discretionary Tax Distributions. The Manager, in its sole discretion, may cause the Company to make distributions of cash to the Unitholders and the Manager in amounts intended to enable the Unitholders (or any Person whose tax liability is determined by reference to the income of a Unitholder) and the Manager to discharge their United States federal, state and local income tax liabilities arising from the allocations made or to be made pursuant to Article 4 to the extent the Manager determines that other distributions pursuant to Section 3.1 are not sufficient to discharge such income tax liabilities. Whether a distribution will be made pursuant to this Section and the amount distributable, if any, shall be determined by the Manager in its discretion, based on the amounts allocated to the Unitholders and the Manager, and otherwise based on such reasonable assumptions as the Manager determines in good faith to be appropriate.

SECTION 3.3 Tax Withholding. In the event any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Unitholder's allocable share of Profits, taxable income or any portion thereof, or with respect to distributions, the Company shall withhold from distributions or other amounts then due to such Unitholder an amount necessary to satisfy the withholding responsibility. In such a case, the Unitholder for whom the Company has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly. Consequently, distributions to be made to a Unitholder pursuant to Section 3.1 or Section 3.2 will be reduced by any withholding made pursuant to this Section 3.3.

If it is anticipated that at the due date of the Company's withholding obligation the Unitholder's share of cash distributions or other amounts due is less than the amount of the withholding obligation (including, due to the fact that such Person is no longer a Unitholder), the Unitholder (or former Unitholder) with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within ten (10) days after notice by the Company. In the event a Unitholder (or former Unitholder) fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Unitholder (or former Unitholder) bearing interest at the Default Rate, and the Company shall apply all distributions (interim or liquidating) or payments that would otherwise be made to such Unitholder (or former Unitholder) toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

SECTION 3.4 **Noncash Interim and Liquidating Distributions**. The Company may make interim and liquidating distributions to the Unitholders other than in cash as determined by the prior written consent of the Manager.

SECTION 3.5 **Distributions Subject to Set-Off**. Except as otherwise provided in this Agreement, all distributions (interim or liquidating) are subject to set-off by the Company for any past-due obligation of a Unitholder to the Company.

ARTICLE 4
ALLOCATIONS

SECTION 4.1 **Profits and Losses**. Except as provided in the Regulatory Allocations Exhibit attached as **Exhibit D** hereto, Profits and Losses for each Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

SECTION 4.2 **Code Section 704(c) Tax Allocations**. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unitholders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

If the Agreed Value of any LLC asset is adjusted after its contribution to the Company, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

Any elections or other decisions relating to allocations under this Section shall be determined by the Manager. Absent a determination by the Manager, the remedial allocation method under Treasury Regulation § 1.704-3(d) shall be used. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not be taken into account in computing any Unitholder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

SECTION 4.3 **Miscellaneous**.

(a) Allocations Attributable to Particular Periods. For purposes of determining Profits, Losses or any other items allocable to any period, such items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code § 706 and the Treasury Regulations thereunder. Absent such a determination, such items shall be determined on a daily basis.

(b) Other Items. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, credit and any other allocations not otherwise provided for shall be divided among the Unitholders in the same proportion as they share Profits or Losses, as the case may be, for the year.

(c) Tax Consequences; Consistent Reporting. The Unitholders are aware of the income tax consequences of the allocations made by this Article and hereby agree to be bound by those allocations as reflected on the information returns of the Company in reporting their shares of Company income and loss for income tax purposes. Each Unitholder agrees to report its distributive share of

Company items of income, gain, loss, deduction and credit on its separate return in a manner consistent with the reporting of such items to it by the Company.

ARTICLE 5
MANAGEMENT

SECTION 5.1 Management by the Manager; Delegation of Authority.

(a) General Authority of the Manager. Except as set forth in those provisions of this Agreement that specifically require the vote, consent, approval or ratification of the Members, the management, policies and control of the Company shall be vested exclusively in the Manager; provided, however, the Manager may delegate its authority and duties hereunder and engage third-parties (including its Affiliates) in connection with the management of the Company as provided in this Agreement. Without limiting the generality of the foregoing, (i) the Manager shall have sole and complete discretion in determining whether to issue Interests, the number of Interests to be issued at any particular time, the Capital Contribution or purchase price for any Interests issued, and all other terms and conditions governing the issuance of Interests; and (ii) the Manager may in its sole and complete discretion enter into, approve, and consummate any merger, consolidation, sale of all or any part of the Company's assets, Sale of the Company, acquisition or other extraordinary transaction, or any refinance of the Company's assets, and execute and deliver on behalf of the Company any agreement, document and instrument in connection therewith (including amendments, if any, to this Agreement or adoptions of new constituent documents) without the approval or consent of any Member; provided that any such transaction shall be subject to the other terms, limitations and conditions of this Agreement applicable thereto, including, as applicable, the distribution of the net proceeds thereof in a manner consistent with the requirements of this Agreement. No Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

(b) Powers. Except as otherwise explicitly provided herein, the Manager shall have the power on behalf and in the name of the Company to implement any and all of the objectives of the Company and to exercise any and all rights and powers the Company may possess including the power to cause the Company to make any elections available to the Company under applicable tax or other laws and the power to evaluate, make, monitor and liquidate the Company's investments. No Person that is not a Member, in dealing with the Manager, shall be required to determine the Manager's authority to make any commitment or engage in any undertaking on behalf of the Company or to determine any fact or circumstance bearing upon the existence of the authority of the Manager.

(c) Management Company. The Manager may cause the Company to enter into a contract with an Affiliate of the Manager or its members for the provision of management services in connection with the business and affairs of the Company so long as such contract is terminable by the Company at any time. For purposes hereof, the "***Management Company***" shall mean the entity designated by the Manager as the Management Company, or another Affiliate of the Manager or its members designated by the Manager as such in its sole discretion. The Manager may elect, in its sole discretion, to revoke the designation of any entity designated as the Management Company hereunder at any time and to designate any other Affiliate of the Manager or its members as the Management Company.

SECTION 5.2 Investment Opportunities; Affiliated Transactions.

(a) General. Except as expressly provided in this Section 5.2, this Agreement shall not: (i) require any Member or the Manager or any of their respective Affiliates or Related Parties to offer the Company any investment opportunity; (ii) otherwise limit or restrict any of such Persons from buying,

selling, investing in or otherwise dealing with any other investments; or (iii) otherwise limit or restrict any of such Persons from engaging in business with, having investment responsibilities for, rendering investment banking, commercial banking or investment or other advisory services to, performing other services for or collecting fees from, any Person.

(b) Activities of the Manager. The Manager agrees to devote such time to the affairs of the Company as shall be required to effectively manage the business and affairs of the Company.

(c) Transaction with Employee or Other Service Providers. The fact that any Unitholder or any Affiliate of a Unitholder, or any employee, partner, member, officer, or director of either a Unitholder or an Affiliate of a Unitholder, is employed by, or is directly or indirectly interested in or connected with, any Person employed by the Company or any Affiliate of the Company to render or perform a service, shall not prohibit the Company or any Affiliate of the Company from engaging in any transaction with such Person, and neither the Company nor any other Unitholder shall have any right in or to any income or profits derived from such transaction by such Unitholder or Person.

(d) Transactions with Unitholders or Affiliates. To the extent that any Unitholder or any Affiliate enters into any material transaction with the Company, the terms and conditions of such transaction shall be no less favorable to the Company than those that could have been obtained for comparable products or services from an unaffiliated third party with similar expertise and experience. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties, may provide services to the Company pursuant to services agreements, including management services agreements, and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities.

(e) Other Permitted Activities. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties, may sponsor, establish, manage, invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other ventures and investment and professional activities of every kind, nature and description, independently or with others, including: sponsorship and management of other investment funds or entities (including those that may have an investment objective, strategy and geographic scope that are the same as or substantially similar to those of the Company); investment in, financing, acquisition or disposition of family entertainment centers, restaurants, bars, or real estate; investment and management counseling; providing commercial real estate brokerage, leasing, management and advisory services; or serving as officers, directors, managers, consultants, advisors or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities). Further, the parties expressly agree that neither the Company nor any Unitholder shall have any rights in or to activities permitted by this Subsection or to any fees, income, profits or goodwill derived therefrom. For the avoidance of doubt, neither the Company nor any Unitholder shall, solely by virtue of this Agreement, have any right, title or interest in or to any other fund.

(f) Representations, Warranties, Acknowledgments and Agreements of Members Regarding Certain Conflicts of Interest. Each Member (i) represents and warrants that such Member has carefully reviewed and understood the information regarding actual and potential conflicts of interest described in the Subscription Booklet and this Section 5.2 and (ii) acknowledges and agrees that the Manager and its Affiliates may engage, and may cause the Company to engage, without liability to the Company or the Unitholders, in any and all of the investment activities of the type or character described or contemplated in the Subscription Booklet and this Section 5.2, whether or not such activities have or could have an effect on the Company's affairs.

(g) Conflicts of Interest Not Provided for in this Section 5.2 or Elsewhere in this Agreement. On any matter involving a conflict of interest not provided for in this Section 5.2 or elsewhere in this Agreement, the Manager shall be guided by its good faith judgment as to the best interests of the Company and shall take such actions as are determined by the Manager to be necessary or appropriate to ameliorate such conflicts of interest.

SECTION 5.3 Borrowing and Guarantees.

(a) Borrowing. The Manager may cause the Company to borrow funds and guarantee obligations to pay Company Expenses or to provide for interim financing in furtherance of the Company's business, and in connection therewith may obtain one or more credit facilities which may be secured by the Company's assets.

(b) Guarantees. A Member or the Manager and their Affiliates may be requested from time to time to guaranty debt of the Company. If a Member, the Manager, or one of their Affiliates elects to guarantee any such indebtedness, the Company may pay the Person guarantying such debt a market rate fee for providing such guaranty.

SECTION 5.4 Removal of the Manager.

(a) General. The Manager shall have the right to name an Affiliate as Manager at any time and from time to time. A Supermajority in Interest of the Class B Members (excluding any Affiliate of the Manager) may remove the Manager, at any time following a determination of Cause and a failure of the Manager to cure such Cause within 90 days after a determination that such event constitutes Cause, with such removal to be effective as of the date not less than 15 days from the date of notice to the Manager of such removal. For purposes of applying this Section, the Manager shall be deemed to have cured any determination of Cause if it terminates or causes the termination of employment with the Manager and its Affiliates of all individuals who engaged in the conduct constituting such Cause and makes the Company whole for any actual financial loss which such conduct had caused the Company. For purposes of this Section 5.4, "***Cause***" means (A) a non-appealable, final determination by a court of competent jurisdiction that the Manager has committed an intentional and material breach of its duties under this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement or (B) a nonappealable, final determination by a court of competent jurisdiction that the Manager has committed fraud or willful malfeasance in connection with the performance of its duties under the terms of this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement.

(b) Liability of a Removed Manager. Upon the occurrence of the removal of the Manager, the Manager nonetheless shall remain liable for obligations and liabilities incurred by it as Manager prior to the time of such withdrawal or removal, but, from and after the time of such withdrawal or removal, it shall be free of any obligation or liability incurred on account of the activities of the Company.

ARTICLE 6
EXPENSES

SECTION 6.1 Organizational Expenses. The Company shall bear and pay all Organizational Expenses of the Company. After the Initial Closing, the Company shall reimburse the Manager for any Organizational Expenses paid by the Manager through the Closing. The term "***Organizational Expenses***" shall refer to all costs and expenses pertaining to the organization and formation of the Company and/or the offering and sale of Class B Units in the Company to the Class B Unitholders, including all legal,

accounting, consulting, brokerage and filing fees and expenses, and other expenses incurred by the Company.

SECTION 6.2 Operating and Company Expenses.

(a) Operating Expenses. The Company shall bear and be charged with all operating expenses of the Company. After the Closing, the Company shall reimburse the Manager (and the Management Company, if one has been designated) for any operating expenses of the Company paid by the Manager (or the Management Company, if one has been designated) through the Closing.

(b) Manager's Expenses. The Manager, as applicable, shall pay, without reimbursement by the Company, all of its own ordinary administrative and overhead expenses, including, but not limited to, all costs and expenses on account of rent, salaries, wages, bonuses and other employee benefits.

ARTICLE 7
EXCULPATION; INDEMNIFICATION

SECTION 7.1 Exculpation. To the full extent permitted by law, no Covered Person shall be deemed to violate this Agreement or be liable, responsible or accountable in damages or otherwise to the Company or any Member or assignee for any action or failure to act, unless (and only to the extent that) such violation or liability is attributable to such Person's fraud, willful misconduct, or gross negligence. Without limiting the generality of the foregoing, each such Person shall, in the performance of its or his duties, be fully protected in relying in good faith upon the records of the Company and upon information, opinions, reports or statements presented to such Person by the Manager or any other Person as to matters such Person reasonably believes are within such other Person's professional or expert competence and who has been selected by the Manager with reasonable care to perform services for the Company. In the event the Manager or the Company is required to provide any information to regulatory authorities or take other actions as may be required to comply with anti-money laundering laws and regulations, neither the Manager, the Company nor any of their Affiliates shall be liable for any loss or injury to a Member or assignee that may occur as a result of disclosing such information or taking such action. In no event shall a Covered Person be liable to the Company or to any of the Members or their successors for special, incidental, punitive or consequential damages.

SECTION 7.2 Indemnification.

(a) General. Each Covered Person (each, an "***Indemnitee***") shall be indemnified, subject to the other provisions of this Agreement, by the Company (only out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including reasonable attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency), to which the Indemnitee may be made a party or otherwise involved or with which the Indemnitee shall be threatened, by reason of the Indemnitee's being at the time the cause of action arose or thereafter, the Manager (including the Manager acting as the Partnership Representative or liquidator under Section 10.3), the Management Company, a shareholder, member, manager, director, officer, manager, employee, consultant or other agent thereof, a principal, a liquidating trustee (if any), or a director, officer, manager, member, employee, consultant or other agent of any organization of which the Company is or was a creditor, which other organization the Indemnitee serves or has served as director, officer, manager, member, employee, consultant or other agent at the request of the Company (whether or not the Indemnitee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened).

(b) Effect of Judgment. An Indemnitee shall not be indemnified with respect to matters as to which the Indemnitee shall have been finally adjudicated to have been engaged in conduct which constitutes fraud, willful malfeasance, intentional and material breach of this Agreement or conduct that is the subject of a criminal proceeding (where such Indemnitee had reasonable cause to believe that such conduct was unlawful).

(c) Effect of Settlement. In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement except for matters as to which the Company is advised by counsel (who may be counsel regularly retained to represent the Company) that the Person seeking indemnification, in the opinion of counsel, acted fraudulently, with willful malfeasance, or with respect to an intentional and material breach of this Agreement, or, with respect to any criminal action or proceeding, with reasonable cause to believe such Person's conduct was unlawful.

(d) Reimbursement of Expenses. The Company shall promptly reimburse (or advance to the extent reasonably requested) each Indemnitee for reasonable legal or other expenses (as incurred) by such Indemnitee in defending a civil or criminal action, suit or proceeding, or in opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, upon receipt of an enforceable undertaking by such Indemnitee to repay such payment if the Indemnitee shall be determined to be not entitled to indemnification for such expenses pursuant to this Article 7.

(e) Insurance. The Manager, on behalf of the Company, shall cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available, for the protection of the Manager, the Management Company, any officer, director, agent, Affiliate or employee of the Manager or the Management Company, any liquidating trustee or any Affiliate of any of the foregoing against any liability incurred by such Person in any such capacity or arising out of his status as such, whether or not the Company has the power to indemnify such Person against such liability. Notwithstanding the previous sentence, the Manager, in its discretion, from time to time may waive the requirement that the Company purchase such insurance.

(f) Survival of Protection. The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and regardless of any subsequent amendment to this Agreement; provided that, no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(g) Successors. The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

(h) Right to Indemnification from Other Sources. The rights to indemnification and advancement of expenses conferred in this Section 7.2 shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement.

SECTION 7.3 Limitation by Law. If any Covered Person or Indemnitee or the Company itself is subject to any law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, then the exoneration provisions set forth in Section 7.1 and the indemnification provisions set forth in Section 7.2 shall be deemed to be amended, automatically and without further action by the Manager or the Members, to the minimum extent necessary to conform to such restrictions.

SECTION 7.4 **Effectuation of Section**. The Manager is authorized on behalf of the Company to enter into such agreements with all and any Persons indemnified under Section 7.2 as it may consider appropriate to give effect to the foregoing provisions and make them binding and enforceable against the Company by such Persons.

ARTICLE 8
MEMBERS; SPECIAL MEMBER PROVISIONS

SECTION 8.1 **Duties of Members**. Except as otherwise provided in this Agreement, a Member who is not also a Manager owes no duties to the Company or to the Unitholders solely by reason of being a Member.

SECTION 8.2 **Limited Liability of Members**. Except for the amount of any distribution that a Member may be required to return to the Company pursuant to the Act, no Member (in such capacity) shall be liable to the Company or for any debts or losses of capital or profits of the Company.

SECTION 8.3 **No Agency Authority**. Except as expressly provided in this Agreement, no Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

SECTION 8.4 **No Voluntary Withdrawal**. A Member is not entitled to withdraw voluntarily from the Company.

SECTION 8.5 **Deceased, Incompetent, Bankrupt of Dissolved Members**. Upon the death, incompetency, Event of Bankruptcy, termination, liquidation or dissolution of a Member, the rights and obligations of that Member under this Agreement shall be binding upon, and shall inure to the benefit of, that Member's successor, estate or legal representative, and each such Person shall be treated as an assignee with only the rights and subject to the restrictions, conditions and limitations described in Section 9.2 and the Act and shall become a Member only after complying with the provisions of Section 9.3.

SECTION 8.6 **Member Meetings; Ascertaining Action of the Members**. The Members may but shall not be required to hold any periodic or other formal meetings. Any action that is permitted or required to be taken by the Members, including any amendment to this Agreement, may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is (a) delivered to the Members entitled to take such action in the manner provided in Section 12.1, and (b) signed within thirty (30) days of being sent by that number of Members holding the number of votes required in order to take the specified action. Except as otherwise expressly provided in this Agreement, the vote, consent, approval or ratification of a majority in Interest of the Class A Members shall be required in order to constitute Member action. Each Member shall have that number of votes equal to such Member's number of Class A Units. Class B Units shall be nonvoting.

ARTICLE 9
TRANSFER OF INTERESTS

SECTION 9.1 **In General**. No Unitholder shall Transfer all or any portion of its Interest without the prior written consent of the Manager, which consent may be given or withheld in the sole discretion of the Manager. Any Transfer which does not comply with the provisions of this Article shall be void.

SECTION 9.2 Rights of Assignees. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company and is not admitted as a Member pursuant to the following Section shall become an assignee with respect to such Interest.

An assignee with respect to an Interest is entitled only to receive distributions and allocations with respect to such Interest as set forth in this Agreement, and shall have no other rights, benefits or authority of a Member under this Agreement or the Act, including without limitation no right to receive notices to which Members are entitled under this Agreement, no right to vote, no right to access to information concerning the Company's transactions, no right to inspect or copy the books or records of the Company, no right to bring derivative actions on behalf of the Company, and no other rights of a Member under the Act or this Agreement. Moreover, an assignee shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business as provided in the Act; provided, however, the Interest of an assignee shall be subject to all of the restrictions, obligations and limitations under this Agreement and the Act, including without limitation the restrictions on Transfer of Interests contained in this Article and subject to any claims or offsets the Company has against the assignor of such Interest, regardless of whether those claims or offsets exist at the time the assignee takes or acquires such Interest or arises afterwards. An amendment to this Agreement may change the rights of an assignee, even if the amendment is made after the assignee takes or acquires the Interest.

Notwithstanding anything to the contrary in this Agreement, an assignee shall not be entitled to receive any distributions from the Company until such assignee delivers to the Manager written notice of the Transfer, proof of the Transfer deemed sufficient by the Manager, the assignee's federal and state tax identification numbers, the assignee's current legal address and telephone number, and such other information as the Manager may reasonably request.

No Member shall be permitted to Transfer the Capital Account or rights to distributions and allocations with respect to an Interest and retain any of the other rights attendant to his Interest. Moreover, a Member shall not be permitted to Transfer the management participation and other noneconomic rights attendant to an Interest. A Member who Transfers all of the Member's Capital Account and rights to distributions and allocations with respect to the Member's entire Interest ceases to be a Member pursuant to Section 9.1 above.

SECTION 9.3 Admission of Assignees as Members. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company shall be admitted as a Member only upon the written consent of the Manager. The giving or withholding of such consent shall be in the sole, absolute and arbitrary discretion of the Manager. In addition, except as otherwise provided in this Agreement, no Person shall be admitted as a Member unless such Person:

(a) Elects to become a Member by executing and delivering such Person's written acceptance and adoption of the provisions of this Agreement;

(b) Executes, acknowledges and delivers to the Company such other instruments as the Company may deem necessary or advisable to effect the admission of such Person as a Member; and

(c) Pays a transfer fee to the Company in an amount sufficient to cover all reasonable expenses of the Company connected with the admission of such Person as a Member.

An assignee who becomes a Member is liable for the obligations of the transferor to make contributions but is not obligated for liabilities unknown to the assignee at the time the assignee became a Member and which could not be ascertained from this Agreement. Whether or not an assignee becomes a Member, the transferor is not released from the transferor's liability to the Company.

The Manager shall amend the Information Exhibit from time to time to reflect the admission of Members or the assignment of Interests pursuant to this Article, any permitted issuance of additional Units, or changes to any information or matters set forth on the Information Exhibit.

Notwithstanding anything herein to the contrary, if at any time the Company has only one Member, and if that Member's entire Interest is Transferred, then the transferee(s) of such Member's Interest shall automatically be admitted as a Member.

SECTION 9.4 Distributions and Allocations With Respect to Transferred Interests. If any Interest is sold, assigned or transferred during any Fiscal Year in compliance with the provisions of this Article, then (i) Profits, Losses and all other items attributable to the Interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code § 706(d), using any conventions permitted by the Code and selected in accordance with Section 11.7; (ii) all distributions on or before the date of such sale, assignment or transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account, Percentage Interest and Capital Contribution obligation amounts, and other similar items of the transferor to the extent related to the transferred Interest. Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer. If the Company does not receive a notice stating the date the Interest was transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made to the Person who, according to the books and records of the Company on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Interest. Neither the Company nor any Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not any Manager or the Company had knowledge of any transfer of ownership of any Interest.

SECTION 9.5 Special Rules.

(a) Fiduciary Capacity. A Unitholder may own an Interest in a fiduciary capacity, such as acting as a trustee under a trust agreement, a personal representative, executor, or administrator of an estate, or as a custodian. If so, the Unitholder will have no interest or obligation individually with respect to the Interest identified as held in a fiduciary capacity, but will be considered as acting solely in that fiduciary capacity. If a Unitholder acting in a fiduciary capacity ceases to act as such, the Unitholder's duly appointed successor will be a Unitholder in the same fiduciary capacity. The parties contemplate that a person may be a Unitholder in an individual capacity as well as a Unitholder in one or more fiduciary capacities.

(b) Multiple Ownership. In the event of any Transfer which shall result in multiple ownership of any Unitholder's Interest, the Manager may require one or more trustees or nominees to be designated as representing a portion of or the entire Interest Transferred for the purpose of receiving all notices which may be given, and all payments which may be made, under this Agreement and for the purpose of exercising all rights which the transferor as a Unitholder has pursuant to the provisions of this Agreement.

ARTICLE 10
DISSOLUTION WINDING UP AND LIQUIDATING DISTRIBUTIONS

SECTION 10.1 Dissolution Events. The Company shall dissolve only upon the first to occur of any of the following events:

(a) The expiration of the term of the Company as set forth in the Certificate.

(b) The written consent of Manager.

(c) The sale, disposition or abandonment of all or substantially all of the Company's assets.

(d) The entry of a decree of judicial dissolution of the Company or the administrative dissolution of the Company as provided in the Act.

SECTION 10.2 **Winding Up**. Upon the dissolution of the Company, the Manager (or the Management Company, if so designated by the Manager), or, if there is no Manager, a liquidating trustee appointed by a majority in Interest of the Members (other than Defaulting Members), shall proceed to wind up the affairs of the Company as provided in this Agreement and the Act. Upon the dissolution of the Company, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager (or the liquidating trustee) shall dispose of and convey the Company's assets (except to the extent the distribution of assets in kind has been approved in accordance with the consent requirements of Section 3.4) as promptly as reasonably possible following dissolution as is consistent with obtaining the fair market value for the Company's assets. Until final distribution, the Manager (or the liquidating trustee) shall continue to operate the Company's assets with all of the power and authority of the Manager. The costs of the liquidation shall be borne as an expense of the Company. If the Manager (or the Management Company) serves in the role as the liquidator, then as long as it is receiving a Company Asset Management Fee from the Company, it shall not be entitled to compensation for providing services in such capacity.

SECTION 10.3 **Liquidating Distributions**. The Company's assets and proceeds from the disposition of the Company's assets shall be distributed in the following order:

(a) First, to the LLC's creditors, including Unitholders who are creditors, to the extent otherwise permitted by law, other than liabilities to Unitholders for distributions, in satisfaction of liabilities of the LLC, including establishing such reserves as may be reasonably necessary to provide for contingent and other liabilities of the LLC (for purposes the determining the Capital Accounts of the Unitholders, the amounts of such reserves shall be deemed to be an expense of the LLC); and

(b) Next, to the Unitholders in accordance with Section 3.1.

The Manager (or the liquidating trustee) shall use its reasonable efforts to comply with the timing requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) and make the distributions pursuant to Subsection (b) by the end of the taxable year in which the LLC liquidates (within the meaning of the Treasury Regulations Section 1.704-1(b)(2)(ii)(g)) or, if later, within 90 days following such liquidation, but will not be bound to do so or liable in any way to any Person for failure to do so.

Distributions pursuant to Subsection (b) may be made to a trust established by the Members or the LLC for the benefit of the Unitholders for the purposes of liquidating LLC assets, collecting amounts owed to the LLC, and paying liabilities or obligations of the LLC. The assets of any such trust shall be distributed to the Unitholders from time to time, in the reasonable discretion of the trustee of the liquidating trust, in the same proportions as the amount distributed to such trust by the LLC otherwise would have been distributed to the Unitholders pursuant to this Agreement.

SECTION 10.4 **No Deficit Restoration Obligation**. Notwithstanding anything to the contrary in this Agreement, upon liquidation, if any Unitholder has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Unitholder shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Unitholder's Capital Account, and the negative balance of such Unitholder's Capital Account shall not be considered a debt owed by such Unitholder to the Company or to any other Person for any purpose whatsoever.

ARTICLE 11
BOOKS AND RECORDS; TAX MATTERS

SECTION 11.1 **Books and Records**. The Company shall keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the Company, including the Agreed Value of property contributed or to be contributed to the capital of the Company. Any Member or its designated representative shall have the right, upon ten (10) days' prior written notice to the Manager, during normal business hours and without undue disruption, to have access to and inspect and copy, at the Member's expense, the contents of such books or records. Notwithstanding the previous sentence, the Manager shall have the right to keep confidential from the Members for such period of time as the Manager deems reasonable, any information which the Manager reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Manager in good faith believes is not in the best interests of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential.

SECTION 11.2 **Bank and Financial Accounts**. All funds of the Company are to be deposited in the Company's name in such bank accounts or investment accounts as may be determined by the Manager and shall be withdrawn solely on the signature of the Manager, unless the Manager determines otherwise as evidenced by written resolution.

SECTION 11.3 **Financial Statements**.

(a) Reserved

(b) Annually. Within one hundred twenty (120) days after the close of each Fiscal Year, the Manager shall use commercially reasonable efforts to prepare or cause to be prepared, and deliver to each Member a report setting forth as of the end of such Fiscal Year unaudited annual financial statements, a report on the Company's operations, including all acquisitions and dispositions during the year..

SECTION 11.4 **Taxable Year; Accounting Methods; Organizational Expenses**. The Company shall use the Fiscal Year as its taxable year. The Company shall report its income for income tax purposes using the method of accounting as may be selected from time to time by the Manager and permitted by law. The Organizational Expenses of the Company shall be expensed when incurred for financial accounting purposes and shall be amortized over a 180-month period to the extent permitted by Code § 709 for federal income tax purposes.

SECTION 11.5 **Tax Returns and Information**. The Manager shall use its commercially reasonable efforts to transmit to each Unitholder, within ninety (90) days of the close of each fiscal year, such Unitholder's Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Unitholder's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any

other reporting requirements prior to the due date for such returns (after giving effect to all available extensions of time with respect to filing such tax returns).

SECTION 11.6 Tax Classification. The parties acknowledge that pursuant to Treasury Regulation Section 301.7701-3, the Company shall be classified as a partnership for federal income tax purposes. The Manager agrees that it (a) will not cause or permit the Company to elect (i) to be excluded from the provisions of Subchapter K of the Code or (ii) to be treated as a corporation for U.S. federal income tax purposes; (b) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for U.S. federal income tax purposes; (c) will cause the Company to file any required tax returns in a manner consistent with its treatment as a partnership for U.S. federal income tax purposes; and (d) has not taken, and will not take, any action that would be inconsistent with the treatment of the Company as a partnership for such purposes.

SECTION 11.7 Tax Elections. Except as otherwise provided in this Agreement, the Manager shall cause the Company to make any and all elections for federal, state and local tax purposes including, without limitation, any election to adjust the basis of Company assets pursuant to Code Sections 734(b), 743(b), 754 and 755 or comparable provisions of state or local law, in connection with transfers of Interests and Company distributions. If an election under Code § 754 is made at the request of any Member, the Manager at its option may require such Member or its successor to bear the direct costs (for example, any additional accounting costs) that result from making such election, and such Member or any successor that becomes a party to this Agreement agrees to bear such costs. Similarly, if any Member makes an election pursuant to Code § 732(d), such Member agrees that it will bear the additional costs to the Company of any required accounting and reporting expenses resulting from such election.

SECTION 11.8 Tax Audits. The Manager shall be the "partnership representative" of the Company under Section 6223(a) of the Code (the "***Partnership Representative***"). The Manager shall have the authority to designate a person to serve as the designated individual of the Manager. The Partnership Representative shall have all power and authority with respect to the Company and its Unitholders as a "partnership representative" would have with respect to a partnership and its partners under the Code and in any similar capacity under state or local law. The Partnership Representative shall keep the Members reasonably informed as to the status of any tax investigations, audits, lawsuits or other judicial or administrative tax proceedings. Each Unitholder will cooperate with the Partnership Representative and do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct or any examinations or proceedings. The Company will indemnify and reimburse the Partnership Representative for all expenses (including legal and accounting fees) incurred as Partnership Representative pursuant to this Section, including (but not limited to) any expenses incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or the Members attributable to their Interests in the Company. If the Company pays an imputed underpayment pursuant to Code Section 6223, to the extent possible, the portion thereof attributable to a Member may (within the discretion of the Manager) be treated as a withholding tax with respect to such Unitholder under Section 3.3. To the extent such portion of an imputed underpayment cannot be withheld from a current distribution, the Unitholder (or former Unitholder) shall be liable to the Company for the amount that cannot be so offset. The Partnership Representative shall continue to serve as such until it is replaced by the Manager.

ARTICLE 12
MISCELLANEOUS

SECTION 12.1 Notices. Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered or certified

United States mail, or by facsimile transmission or by electronic mail or by private mail or courier service, addressed as follows: if to the Company, to its principal office address, or to such other address as may be specified from time to time by notice to the Members; if to a Unitholder or Manager, to the address set forth on the Information Exhibit attached hereto, or to such other address as the Unitholder or Manager may specify from time to time by notice to the Unitholders or Manager. Any such notice shall be deemed to be delivered, given, and received for all purposes (i) as of the date of actual receipt if delivered personally or if sent by regular mail, facsimile transmission, electronic mail or by private mail or courier service, or (ii) two Business Days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by registered or certified United States mail, postage and charges prepaid, return receipt requested.

SECTION 12.2 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

SECTION 12.3 Construction. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party to this Agreement. No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement. The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than another. References in this Agreement to the word "including" shall mean, unless otherwise indicated, "including without limitation."

SECTION 12.4 Entire Agreement. This Agreement and the Subscription Agreements entered into with each Member contain the entire agreement among the parties and supersede all prior agreements, arrangements or understandings with respect thereto.

SECTION 12.5 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

SECTION 12.6 Arbitration. ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE CITY OF RALEIGH, STATE OF NORTH CAROLINA, PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE AMERICAN ARBITRATION ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED). ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION. THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

SECTION 12.7 **Headings**. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

SECTION 12.8 **Severability**. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

SECTION 12.9 **Additional Documents**. Each Member, upon the request of the Company, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

SECTION 12.10 **Variation of Pronouns**. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons indicated thereby may require.

SECTION 12.11 **Governing Law; Consent to Jurisdiction**. The laws of the State of Delaware shall govern the validity of this Agreement, the construction and interpretation of its terms, and organization and internal affairs of the Company and the limited liability of the Members. Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of Delaware with respect to the enforcement of an arbitrator's ruling under Section 12.6 or emergency judicial relief.

SECTION 12.12 **Waiver of Action for Partition**. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

SECTION 12.13 **Counterpart Execution**. This Agreement may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document. Such executions may be transmitted to the parties by facsimile or electronic mail, and such facsimile or electronic mail execution shall have the full force and effect of an original signature. All fully executed counterparts hereof, whether original executions or facsimile executions or electronic mail executions or a combination, shall be construed together and shall constitute one and the same agreement.

SECTION 12.14 **Power of Attorney**. Each Unitholder hereby irrevocably makes, constitutes and appoints the Manager, with full power of substitution, so long as such Manager is acting in such a capacity (and any successor Manager thereof so long as such Manager is acting in such capacity), its true and lawful attorney, in such Unitholder's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a) all documents which the Manager deems necessary or desirable to effect the dissolution and termination of the Company which dissolution and termination shall have been authorized in accordance with the terms of this Agreement;

(b) all such other instruments, documents and certificates which may from time to time be required by the laws of the State or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(c) all other amendments of this Agreement or the Certificate, including, without limitation, amendments reflecting the withdrawal of the Manager, or the return, in whole or in part, of the

Capital Contributions of any Unitholder or the addition, substitution or increased Capital Contributions Account of any Unitholder, or any action of the Members duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action; and

(d) any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member's assignee as a Member, or to reflect any action of the Members provided for in this Agreement.

No actions shall be taken by the Manager under the power of attorney granted pursuant to this Section that would have any adverse effect on the limited liability of any Member. This power of attorney (i) is a special power of attorney coupled with an interest in favor of the Manager and as such shall be irrevocable and powers of attorney granted herein shall survive the death or disability of a Unitholder that is a natural person or the merger, dissolution or other termination of the existence of a Unitholder that is a corporation, association, partnership, limited liability company or trust, and (b) shall survive the assignment by the Unitholder of the whole or any portion of its Interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate. In the event that the appointment conferred in this Section would not constitute a legal and valid appointment by any Unitholder under the laws of the jurisdiction in which such Unitholder is incorporated, established or resident, upon the request of the Manager, such Unitholder shall deliver to the Manager a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section. Each Unitholder hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Unitholders, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 12.14.

SECTION 12.15 **Securities Matters**. Each Unitholder understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Company interests have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Member agrees with all other Members that it will not sell or otherwise transfer its Interest in the Company unless such Interest has been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

SECTION 12.16 **Company Property**. The title to all real or personal property (or interests therein) now or hereafter acquired by the Company shall be held by and vested in the Company, and not by or in any Member, individually.

SECTION 12.17 **Time of the Essence**. Time is of the essence with respect to each and every term and provision of this Agreement.

SECTION 12.18 **Waivers**. No consent or waiver, express or implied, by any party with respect to any breach or default in the performance by any other party of its obligations hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder, and any failure on the part of any party to complain regarding any act of any other party which constitutes a breach of such other party's

obligations hereunder or to declare any such other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

SECTION 12.19 **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

SECTION 12.20 **Legal Representation**. Each of the parties acknowledges that this Agreement has been prepared by the Manager's legal counsel, Nelson Mullins Riley & Scarborough, LLP ("***Counsel***"), solely on behalf of and in the course of Counsel's representation of the Manager and that: (a) the parties understand that a conflict may exist between their individual interests and the interests of the Company and the Manager; (b) the parties have had the opportunity to seek the advice of independent legal counsel who could represent their individual interests and have either sought such advice prior to the execution of this Agreement or have declined to do so; and (c) the parties have received no representations from Counsel regarding the tax consequences to them arising from this Agreement or their ownership of any Interest in the Company.

SECTION 12.21 **Exhibits**. The Exhibits to this Agreement, each of which is incorporated by reference, are:

EXHIBIT A: Certificate of Formation.
EXHIBIT B: Information Exhibit.
EXHIBIT C: Glossary of Terms.
EXHIBIT D: Regulatory Allocations.

IN WITNESS WHEREOF, the Members, the Manager, and the Company have executed this Agreement the day and year indicated on the following execution page, to be effective as of the Effective Date.

[EXECUTIONS APPEAR ON FOLLOWING PAGE(S)]

EXECUTION PAGE
TO THE
OPERATING AGREEMENT
OF
BLUE CO WAREHOUSING PROPERTIES LLC
a Delaware limited liability company

CLASS A MEMBERS:

[ENTITY NAME]

______________ Date Executed

By: ______________________________
Name:
Its:

[FOR INDIVIDUALS:]

______________ Date Executed

____
[NAME]

CLASS B MEMBERS:

[ENTITY NAME]

______________ Date Executed

By: ______________________________
Name:
Its:

[FOR INDIVIDUALS:]

______________ Date Executed

____
[NAME]

MANAGER:

BLUE CO WAREHOUSING INC, a Delaware corporation

10/23/2025
______________ Date Executed

Signed by:
By: Jason Widen
CAF65C6ACEA94AA...
Jason Widen
Its: CEO

COMPANY:

BLUE CO WAREHOUSING PROPERTIES LLC,
a Delaware limited liability company

By: Blue Co Warehousing Inc., its Manager

10/23/2025
Date Executed

By: Signed by: Jason Widen CAE65C6ACEA94AA...
Jason Widen
Its: CEO

EXHIBIT A

TO THE
OPERATING AGREEMENT
OF
BLUE CO WAREHOUSING PROPERTIES LLC
a Delaware limited liability company

CERTIFICATE OF FORMATION

[**SEE ATTACHED STAMPED COPY OF THE COMPANY'S CERTIFICATE OF FORMATION.**]

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "BLUE CO WAREHOUSING PROPERTIES LLC", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF OCTOBER, A.D. 2025, AT 4:11 O`CLOCK P.M.

Charuni Patibanda-Sanchez, Secretary of State

10369641 8100
SR# 20254290906

Authentication: 205063334
Date: 10-17-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

EXHIBIT B

TO THE
OPERATING AGREEMENT
OF
BLUE CO WAREHOUSING PROPERTIES LLC
a Delaware limited liability company

INFORMATION EXHIBIT

Capital Contributions and Member information is maintained in the Company's books and records.

Manager's Name and Notice Address
Blue Co Warehousing Inc. 510 Pylon Drive Raleigh, NC 27606

EXHIBIT C

TO THE
OPERATING AGREEMENT
OF
BLUE CO WAREHOUSING PROPERTIES LLC
a Delaware limited liability company

GLOSSARY OF TERMS

Many of the capitalized words and phrases used in this Agreement are defined below. Some defined terms used in this Agreement are applicable to only a particular Section of this Agreement or an Exhibit and are not listed below, but are defined in the Section or Exhibit in which they are used.

"***Act***" shall mean the Delaware Uniform Limited Liability Company Act of 1996, as in effect in Delaware and set forth at 6 Delaware Code, Chapter 18, Section 18-101 through 18-1109 (or any corresponding provisions of succeeding law).

"***Additional Interests***" shall have the meaning set forth in Section 2.4.

"***Adjusted Capital Account***" means, with respect to any Unitholder, such Person's Capital Account (as defined below) as of the end of the relevant Fiscal Year increased by any amounts which such Person is obligated to restore, or is deemed to be obligated to restore pursuant to the next to last sentences of Treasury Regulations § 1.704-2(g)(1) (share of minimum gain) and 1.704-2(i)(5) (share of member nonrecourse debt minimum gain).

"***Affiliate***" shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person directly or indirectly owning or controlling 10 percent or more of any class of outstanding equity interests of such Person or of any Person which such Person directly or indirectly owns or controls 10 percent or more of any class of equity interests, (iii) any officer, director, general partner or trustee of such Person, or any Person of which such Person is an officer, director, general partner or trustee, or (iv) any Person who is an officer, director, general partner, trustee or holder of 10 percent or more of the equity interests of any Person described in clauses (i) through (iii) of this sentence.

"***Agreed Value***" shall mean with respect to any noncash asset of the Company an amount determined and adjusted in accordance with the following provisions:

(a) The initial Agreed Value of any noncash asset acquired by the Company other than by contribution by a Unitholder shall be its adjusted basis for federal income tax purposes.

(b) The initial Agreed Value of any noncash asset contributed to the capital of the Company by any Member shall be its gross fair market value on the date of its contribution, as agreed to by the contributing Member and the Company.

(c) The Agreed Value of any noncash asset distributed by the Company to any Unitholder shall be its gross fair market value, as determined by the Manager, as of the date the noncash asset is distributed.

(d) Unless the Manager determines that making the adjustments under this paragraph (d) are not necessary to preserve the Unitholders' economic interests in the Company, the Agreed Values of all

noncash assets of the Company, regardless of how those assets were acquired, shall be adjusted from time to time to equal their gross fair market values, as determined by the Manager, as of the following times:

(i) the acquisition of an Interest or an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(ii) the distribution by the Company of more than a de minimis amount of money or other property as consideration for all or part of an Interest in the Company;

(iii) the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g);

(iv) the grant of an Interest in the Company (other than a de minimis Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Unitholder acting in a "partner capacity" within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(IIIi) or by a new Unitholder acting in a partner capacity or in anticipation of being a Unitholder; and

(v) the issuance of by the Company of a noncompensatory option (other than an option for a de minimis Interest) within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(iv).

(e) The Agreed Values of the Company's noncash assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), except that Agreed Values of the Company's noncash assets will not be adjusted under this paragraph (e) to the extent that an adjustment under paragraph (d) of this definition is made in connection with the transaction that would otherwise result in an adjustment under this definition.

(f) If the Agreed Value of a noncash asset of the Company has been determined or adjusted pursuant to paragraph (b), (d) or (e) of this definition, such Agreed Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses (or items, if any of income, gain, expense, deduction, or loss of the Company to be allocated hereunder that are not included in the computation of Profits and Losses).

"*Agreement*" shall mean this Operating Agreement as amended from time to time.

"***Certificate***" shall mean the Certificate of Formation required to be filed by the Company pursuant to the Act together with all amendments thereto, if any

"*Business Days*" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of Raleigh, North Carolina, are required by law to remain closed.

"*Capital Account*" shall mean with respect to each Unitholder an account maintained and adjusted in accordance with the following provisions:

(a) Each Person's Capital Account shall be increased by such Person's Capital Contributions, such Person's distributive share of Profits, any items in the nature of income or gain that are allocated pursuant to the Regulatory Allocations, any part of a Default Charge added to the Capital Account of such Person, and the amount of any Company liabilities that are assumed by such Person or that are secured by Company property distributed to such Person.

(b) Each Person's Capital Account shall be decreased by the amount of cash and the Agreed Value of any Company property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, any items in the nature of loss or deduction that are allocated pursuant to the Regulatory Allocations, any part of a Default Charge subtracted from the Capital Account of such Person, and the amount of any liabilities of such Person that are assumed by the Company or that are secured by any property contributed by such Person to the Company.

If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

If the Agreed Values of the Company assets are adjusted pursuant to the definition of Agreed Value contained in this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate adjustments as if the Company recognized gain or loss equal to the amount of such aggregate adjustment.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations § 1.704- 1(b), and shall be interpreted and applied in a manner consistent with such regulations.

"*Capital Contribution*" shall mean with respect to any Member, the amount of money and the initial Agreed Value of any property (other than money) contributed to the Company with respect to the Interest of such Member.

"*Cause*" shall have the meaning set forth in Section 5.4(a).

"*Class A Members*" shall mean collectively the Members who own Class A Units. **"*Class A Member*"** means any one of the Class A Members.

"*Class A Unitholders*" shall mean collectively the Unitholders who own Class A Units. **"*Class A Unitholder*"** means any one of the Class A Unitholders.

"*Class A Units*" shall have the meaning set forth in Section 2.6(a).

"*Class B Members*" shall mean collectively the Members who own Class B Units. **"*Class B Member*"** means any one of the Class B Members.

"*Class B Unitholders*" shall mean collectively the Unitholders who own Class B Units. **"*Class B Unitholder*"** means any one of the Class B Unitholders.

"*Class B Units*" shall have the meaning set forth in Section 2.6(b).

"*Closing*" shall have mean the date at which Class B Unitholders have acquired Interests pursuant to Subscription Agreements, such date to be determined by the Manager.

"*Closing Date*" shall mean the date under which Class B Unitholders have acquired Interests pursuant to Subscription Agreements, such date to be determined by the Manager.

"*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

“***Company***” shall mean Blue Co Warehousing Properties LLC, a Delaware limited liability company.

“***Company Expenses***” shall mean those expenses to be paid by the Company pursuant to Section 6.2(a) and (b).

“***Covered Person***” shall mean the Manager (including the Manager acting as Tax Matters Member or as liquidator under Section 10.4), the Management Company (if one has been designated), and each member, shareholder, officer, director, employee, manager, agent, consultant or Affiliate of any of the foregoing.

“***Default Rate***” shall mean a per annum rate of return on a specified principal sum, compounded monthly, equal to the greater of (a) the Prime Rate plus 500 basis points, or (b) 18%, but in no event greater than the highest rate allowed by law.

“***Depreciation***” shall mean for each Fiscal Year of the Company or other period with respect to a particular asset of the Company, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for such Fiscal Year or other period, except that if, as of the beginning of such Fiscal Year or other period, the Agreed Value of the asset differs from its adjusted basis for federal income tax purposes, Depreciation for that asset will be an amount that bears the same ratio to its Agreed Value at the beginning of such Fiscal Year or other period as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to its adjusted tax basis at the beginning of the Fiscal Year or other period; provided, however, that if the asset’s adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period is zero, Depreciation for that asset shall be determined with reference to its Agreed Value using any reasonable method selected by the Manager.

“***Distributable Cash***” shall mean the gross cash proceeds to the Company from all sources whatsoever (including without limitation operations, Capital Contributions, sales or dispositions of Company property, financings or refinancings of Company assets, and reserves from prior periods), less the portion thereof used to pay or establish reserves for Company expenses, fees paid to the Manager, debt payments, capital improvements, replacements, and contingencies, all as reasonably determined by the Manager.

“***Effective Date***” shall have the meaning set forth in Section 1.1.

“***Event of Bankruptcy***” shall mean, with respect to any Person, such Person’s (i) becoming a debtor in bankruptcy; (ii) executing an assignment for the benefit of creditors; (iii) seeking, consenting to, or acquiescing in the appointment of a trustee, receiver, or liquidator of such Person or of all or substantially all of such Person ‘s property; or (iv) failing, within ninety days after the appointment, to have vacated or stayed the appointment of a trustee, receiver, or liquidator of such Person or of all or substantially all of such Person’s property obtained without such Person’s consent or acquiescence, or failing within ninety days after the expiration of a stay to have the appointment vacated.

“***Fiscal Year***” shall mean, as of the Effective Date, the calendar year, and, with respect to the last year of the Company, the portion of the calendar year ending with the date of the final liquidating distributions.

“***Indemnitee***” shall have the meaning set forth in Section 7.2.

"***Interest***" shall mean all of the rights of each Unitholder with respect to the Company created under this Agreement or under the Act. With respect to any provision of this Agreement requiring the vote, approval, consent or similar action by the Members or a group of Members with respect to any matter, unless otherwise specified, reference to a majority (or a specified percentage) in Interest of the Members or group thereof means Members holding Class A Units constituting a majority (or specified percentage) of the Class A Units of the Members or group of Members, determined as the date of such vote, approval, consent or action unless an earlier record date has been established for determining the Members entitled to participate in such action, in which case the determination shall be made as of the earlier record date.

"***Management Company***" shall have the meaning set forth in Section 5.1(c) of this Agreement.

"***Manager***" shall refer to Blue Co Warehousing Inc. and to any other Person who becomes a Manager under the terms of this Agreement until such Person shall cease to be a Manager as provided herein.

"***Members***" shall refer collectively to the Persons listed on the Information Exhibit as Members and to any other Persons who are admitted to the Company as Members or who become Members under the terms of this Agreement until such Persons have ceased to be Members under the terms of this Agreement. "***Member***" means any one of the Members.

"***Organizational Expenses***" shall have the meaning set forth in Section 6.1.

"***Percentage Interest***" shall mean the percentage set forth opposite each Unitholder's name on the Information Exhibit in the column labeled "Percentage Interest." A Unitholder's Percentage Interest shall be a percentage equal to a fraction the numerator of which shall be the number of Units held by such Unitholder and the denominator of which shall be the total number of Units held by all Unitholders.

"***Person***" shall mean any natural person, partnership, trust, estate, association, limited liability company, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

"***Prime Rate***" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal, and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

"***Profits***" **and** "***Losses***" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code § 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c) If the Agreed Value of any asset of the Company is adjusted under paragraphs (c) or (d) of the definition of "Agreed Value," then for purposes of computing Profits and Losses for the Fiscal Year of such adjustment, the amount of that adjustment will be taken into account as income, gain, loss or deduction, as the case may be, as if the asset had been sold for an amount equal to its adjusted Agreed Value as provided by Treasury Regulations § 1.704-1(b)(2)(iv)(f)(2);

(d) Gain or loss recognized for federal income tax purposes from the disposition of Company assets shall be computed by reference to the Agreed Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Agreed Value;

(e) Depreciation shall be used in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the Company's taxable income or loss;

(f) To the extent that Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) requires an adjustment made to the adjusted tax basis of any of the Company's assets pursuant to Code § 734(b) to be taken into account in determining Capital Account balances as a result of a distribution made other than in liquidation of a Unitholder's Interest, the amount of such adjustment shall be treated as a taxable gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Profits and Losses; and

(g) Notwithstanding any other provision of this definition, no items of income, gain, expense, deduction or loss that are specifically allocated under the Regulatory Allocations Exhibit are to be taken into account in computing Profits or Losses, but the amounts of those items are to be determined by applying rules comparable to those provided in paragraphs (a) through (f) of this definition.

"***Regulatory Allocations***" shall mean those allocations of items of Company income, gain, loss or deduction set forth on the Regulatory Allocations Exhibit and designed to enable the Company to comply with the alternate test for economic effect prescribed in Treasury Regulations § 1.704-1(b)(2)(ii)(d), and the safe harbor rules for allocations attributable to nonrecourse liabilities prescribed in Treasury Regulations § 1.704-2.

"***Sale of the Company***" means a transaction pursuant to which any non-Affiliate acquires (a) all or substantially all of the Interests in the Company (whether by merger or consolidation of the Company and the non-Affiliate or sale or transfer of the Interests in the Company) or (b) all or a substantial portion of the Company's assets, except in the ordinary course of the Company's business.

"***Securities Act***" shall mean the Securities Act of 1933, as amended from time to time, or any successor statute thereto.

"***Subscription Agreement***" shall mean as to any Member, the subscription agreement between such Member and the Company in connection with its purchase of Interests.

"***Supermajority***" shall mean sixty-six and two-thirds percent (66.67%) in Interest of the Class A Members.

"***Transfer***" shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of all or any portion of any Interest.

“***Treasury Regulations***” shall mean the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“***United States Person***” shall have the meaning given to that term in Code § 7701(a)(30).

“***Unitholder***” shall mean a Person holding Units.

“***Units***” represent the basis on which Interests are denominated and the basis on which the relative rights, privileges, preferences and obligations are determined under this Agreement and the Act, and the total number and class of Units attributed to each Unitholder shall be the number recorded on the Information Exhibit as of the relevant time.

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EXHIBIT D

TO THE
OPERATING AGREEMENT
OF
BLUE CO WAREHOUSING PROPERTIES LLC
a Delaware limited liability company

REGULATORY ALLOCATIONS

This Exhibit contains special rules for the allocation of items of Company income, gain, loss and deduction that override the basic allocations of Profits and Losses in Section 4.1 of the Agreement to the extent necessary to cause the overall allocations of items of Company income, gain, loss and deduction to have substantial economic effect pursuant to Treasury Regulations § 1.704-1(b) and shall be interpreted in light of that purpose. Subsection (a) below contains special technical definitions. Subsections (b) through (h) contain the Regulatory Allocations themselves. Subsections (i), (j) and (k) are special rules applicable in applying the Regulatory Allocations.

(a) Definitions Applicable to Regulatory Allocations. For purposes of the Agreement, the following terms shall have the meanings indicated:

(i) "***Company Minimum Gain***" has the meaning of "partnership minimum gain" set forth in Treasury Regulations § 1.704-2(d), and is generally the aggregate gain the Company would realize if it disposed of its property subject to Nonrecourse Liabilities in full satisfaction of each such liability, with such other modifications as provided in Treasury Regulations § 1.704-2(d). In the case of Nonrecourse Liabilities for which the creditor's recourse is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(ii) "***Member Nonrecourse Deductions***" shall mean losses, deductions or Code § 705(a)(2)(B) expenditures attributable to Member Nonrecourse Debt under the general principles applicable to "partner nonrecourse deductions" set forth in Treasury Regulations § 1.704-2(i)(2).

(iii) "***Member Nonrecourse Debt***" means any Company liability with respect to which one or more but not all of the Unitholders or related Persons to one or more but not all of the Unitholders bears the economic risk of loss within the meaning of Treasury Regulations § 1.752-2 as a guarantor, lender or otherwise.

(iv) "***Member Nonrecourse Debt Minimum Gain***" shall mean the minimum gain attributable to Member Nonrecourse Debt as determined pursuant to Treasury Regulations § 1.704-2(i)(3). In the case of Member Nonrecourse Debt for which the creditor's recourse against the Company is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(v) "***Nonrecourse Deductions***" shall mean losses, deductions, or Code § 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations § 1.704-2(b)(1)). The amount of Nonrecourse Deductions for a Fiscal Year shall be determined pursuant to Treasury Regulations § 1.704-2(c), and shall generally equal the net increase, if any, in the amount of Company

Minimum Gain for that taxable year, determined generally according to the provisions of Treasury Regulations § 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in Company Minimum Gain, with such other modifications as provided in Treasury Regulations § 1.704-2(c).

(vi) "***Nonrecourse Liability***" means any Company liability (or portion thereof) for which no Unitholder bears the economic risk of loss under Treasury Regulations § 1.752-2.

(vii) "***Regulatory Allocations***" shall mean allocations of Nonrecourse Deductions provided in Paragraph (b) below, allocations of Member Nonrecourse Deductions provided in Paragraph (c) below, the minimum gain chargeback provided in Paragraph (d) below, the member nonrecourse debt minimum gain chargeback provided in Paragraph (e) below, the qualified income offset provided in Paragraph (f) below, the gross income allocation provided in Paragraph (g) below, and the curative allocations provided in Paragraph (h) below.

(b) Nonrecourse Deductions. All Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

(c) Member Nonrecourse Deductions. All Member Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholder who bears the economic risk of loss under Treasury Regulations § 1.752-2 with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(d) Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain for a Fiscal Year, each Unitholder shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of such net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g)(2) and the definition of Company Minimum Gain set forth above. This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(e) Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt for any Fiscal Year, each Unitholder who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of the Fiscal Year, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and (5) and the definition of Member Nonrecourse Debt Minimum Gain set forth above. This Paragraph is intended to comply with the member nonrecourse debt minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f) Reallocation of Losses. Section 4.1 notwithstanding, if and to the extent that any allocation of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) to any Unitholder would cause a deficit in such Unitholder's Adjusted Capital Account or would further reduce an existing balance that is already negative, then such Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) shall be allocated to the other Unitholders for whom the limitation described in this Paragraph does not apply in proportion to the amounts of Losses (or items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) that otherwise would be allocated among

them for that Fiscal Year. In the event that any special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) are made pursuant to this paragraph, items of gross Company income and gain from subsequent periods shall be specially allocated to offset, to the extent feasible and as promptly as possible, such special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses).

(g) Qualified Income Offset. In the event any Unitholder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, any deficit in such Unitholder's Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible.

(h) Gross Income Allocation. In the event any Unitholder has a deficit in its Adjusted Capital Account at the end of any Fiscal Year, each such Unitholder shall be allocated items of Company gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

(i) Curative Allocations. When allocating Profits and Losses under Sections 4.1 and 4.2, such allocations shall be made so as to offset any prior allocations of gross income under Paragraph (h) above to the greatest extent possible so that overall allocations of Profits and Losses shall be made as if no such allocations of gross income occurred.

(j) Ordering. The allocations in this Exhibit to the extent they apply shall be made before the allocations of Profits and Losses under Section 4.1 and in the order in which they appear above.

(k) Waiver of Minimum Gain Chargeback Provisions. If the Manager determines that (i) either of the two minimum gain chargeback provisions contained in this Exhibit would cause a distortion in the economic arrangement among the Members, (ii) it is not expected that the Company will have sufficient other items of income and gain to correct that distortion, and (iii) the Members have made Capital Contributions or received net income allocations that have restored any previous Nonrecourse Deductions or Member Nonrecourse Deductions, the Manager shall have the authority, but not the obligation, after giving notice to the Members, to request on behalf of the Company the Internal Revenue Service to waive the minimum gain chargeback or member nonrecourse debt minimum gain chargeback requirements pursuant to Treasury Regulations §§ 1.704-2(f)(4) and 1.704-2(i)(4). The Company shall pay the expenses (including attorneys' fees) incurred to apply for the waiver. The Manager shall promptly copy all Members on all correspondence to and from the Internal Revenue Service concerning the requested waiver.

(l) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 734(b) or Code § 743(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Unitholders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

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EXHIBIT B

CERTIFICATE OF CONVERSION - BLUE CO WAREHOUSING, LLC
TO
BLUE CO WAREHOUSING INC.
AND
BYLAWS

(See attached)

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A DELAWARE LIMITED LIABILITY COMPANY UNDER THE NAME OF "BLUE CO WAREHOUSING, LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "BLUE CO WAREHOUSING, LLC" TO "BLUE CO WAREHOUSING INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF JUNE, A.D. 2025, AT 8:43 O`CLOCK A.M.

Charuni Patibanda-Sanchez, Secretary of State

7332958 8100V
SR# 20252997970

Authentication: 203926421
Date: 06-12-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:43 AM 06/09/2025
FILED 08:43 AM 06/09/2025
SR 20252997970 - File Number 7332958

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is March 7, 2023.

4.) The name of the Limited Liability Company immediately prior to filing this Blue Co Warehousing, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Blue Co Warehousing Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 9th day of June, A.D. 2025.

By: Jason Widen ________________________
Name: Jason Widen
Title: President

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BLUE CO WAREHOUSING INC." FILED IN THIS OFFICE ON THE NINTH DAY OF JUNE, A.D. 2025, AT 8:43 O`CLOCK A.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

7332958 8100V
SR# 20252997970

Authentication: 203926421
Date: 06-12-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

Pursuant to Section 102 of the Delaware General Corporation Law, the undersigned hereby submits this Certificate of Incorporation for the purposes of forming a business corporation.

1. The name of the corporation is Blue Co Warehousing Inc. (the "**Corporation**").

2. The address of the registered office of the Corporation in the State of Delaware is 3500 South DuPont Highway, Dover, Kent County, Delaware 19901, and the name of the registered agent is Incorporating Services, Ltd.

3. The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

4. The Corporation has the authority to issue Twenty-Two Million (22,000,000) shares of Common Stock, par value of $0.00001 per share, with Ten Million (10,000,000) share of Class A Common Stock with voting rights and Twelve Million (12,000,000) shares of Class B Common Stock with no voting rights.

5. The name and mailing address of the incorporator is Jason Widen, 510 Pylon Drive, Raleigh, Wake County, North Carolina 27606.

6. The number of Directors of the Corporation may be fixed by the Bylaws.

7. The Board of Directors of the Corporation has the power to adopt, amend or repeal the Bylaws of the Corporation.

8. Elections of directors may be, but are not required to be, by written ballot.

9. No director of the Corporation shall have personal liability arising out of an action whether by or in the right of the Corporation or otherwise for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not limit or eliminate the liability of a director (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law or any successor provision, (d) for any transaction from which such director derived an improper personal benefit, or (e) acts or omissions occurring prior to the date of the effectiveness of this provision.

Furthermore, notwithstanding the foregoing provision, if the Delaware General Corporation Law is amended or enacted to permit further limitation or elimination of the personal liability of the director, the personal liability of the Corporation's directors shall be limited or eliminated to the fullest extent permitted by the applicable law.

This provision shall not affect any provision permitted under the Delaware General Corporation Law in the Certificate of Incorporation, Bylaws or contract or resolution of the Corporation indemnifying or agreeing to indemnify a director against personal liability. Any repeal or modification of this provision shall not adversely affect any limitation hereunder on the personal liability of the director with respect to acts or omissions occurring prior to such repeal or modification.

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:43 AM 06/09/2025
FILED 08:43 AM 06/09/2025
SR 20252997970 - File Number 7332958

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation effective as of the date filed and accepted by the Secretary of State.

Jason Widen

Jason Widen, Incorporator

BYLAWS
OF
BLUE CO WAREHOUSING INC.

Effective Date: June 9, 2025

ARTICLE I
OFFICES

1. Principal Office. The principal office of the Corporation shall be located in Raleigh, Wake County, North Carolina or at such place as is designated by the Board of Directors.

2. Registered Office. The registered office of the Corporation required by law to be maintained in Delaware may be, but need not be, identical with the principal office.

3. Other Offices. The Corporation may have offices at such other places, either within or without Delaware, as the Board of Directors may from time to time determine or as the affairs of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

1. Place of Meetings. All meetings of stockholders shall be held at the principal office of the Corporation or at such other place, either within or without Delaware, as shall be designated in the notice of the meeting or agreed upon by the Board of Directors, the President or the Chief Executive Officer. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided by law.

2. Annual Meeting. Unless Directors are elected by written consent in lieu of an annual meeting, the annual meeting of the stockholders shall be held on a date during the month of April and at a time (except a Saturday, Sunday or a legal holiday) determined by the Board of Directors, for the purpose of electing Directors of the Corporation and for the transaction of such other business as may be properly brought before the meeting.

3. Substitute Annual Meeting. If the annual meeting shall not be held in accordance with the provisions of Section 2 of this Article II, a substitute annual meeting may be called in accordance with the provisions of Section 4 of this Article II. A meeting so called shall be designated and treated for all purposes as the annual meeting. The shares represented at such substitute annual meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting.

4. Special Meetings. Special meetings of the stockholders may be called at any time by the President, the Secretary or the Board of Directors of the Corporation, but such special meetings may not be called by any other person or persons.

5. Notice of Meetings.

   (a) Written or printed notice stating the time and place, if any, of the meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to

be present in person and vote at such meeting shall be delivered not less than ten (10) nor more than sixty (60) days before the date thereof, by or at the direction of the Board of Directors, President, Secretary or other person calling the meeting, to each stockholder of record entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with Delaware corporate law) by the stockholder to whom the notice is given. If notice is given by electronic transmission, such notice shall be deemed given at the time specified pursuant to Delaware corporate law. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the stockholder at such stockholder's address as it appears on the record of stockholders of the Corporation, with postage thereon prepaid.

(b) In the case of an annual or substitute annual meeting, the notice of meeting need not specifically state the business to be transacted thereat unless it is a matter, other than election of Directors, on which the vote of the stockholders is expressly required by the provisions of the Delaware corporate law. In the case of a special meeting, the notice of meeting shall specifically state the purpose or purposes for which the meeting is called.

(c) When a meeting is adjourned for thirty (30) days or more or when a new record date is fixed after the adjournment for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. When a meeting is adjourned for less than thirty (30) days in any one adjournment and a new record date is not fixed, it is not necessary to give any notice of the time and place (if any, or the means of remote communication, if any) of the adjourned meeting or of the business to be transacted thereat other than by announcement at the meeting at which the adjournment is taken.

6. Voting Lists. The Secretary shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders or the books of the corporation or to vote in person or by proxy at any meeting of stockholders and of the number of shares held by each such stockholder.

7. Quorum.

(a) Unless otherwise provided by law, the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") or these Bylaws, the holders of a majority of the shares of capital stock of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. When a quorum is present at the original meeting, any business which might have been transacted at the original meeting may be transacted at an adjourned meeting, even when a quorum is not present. In the absence of a quorum at the

opening of any meeting of stockholders, such meeting may be adjourned from time to time by any officer entitled to preside at or act as secretary of such meeting or by the vote of a majority of the shares voting on the motion to adjourn, but no other business may be transacted until and unless a quorum is present. If later a quorum is present at an adjourned meeting, then any business may be transacted which might have been transacted at the original meeting.

(b) The stockholders at a meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of sufficient stockholders to leave less than a quorum.

8. Voting of Shares.

(a) Unless otherwise provided by law or in the Certificate of Incorporation, each stockholder shall be entitled to one (1) vote for each share of capital stock of the Corporation held by such stockholder on each matter submitted to a vote at a meeting of stockholders.

(b) Except in the election of Directors, when a quorum is present at any meeting, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders on that matter, unless a vote by a greater number is required by law or by the Certificate of Incorporation or these Bylaws.

(c) Voting on all matters except the election of Directors shall be by voice vote or by a show of hands.

(d) Shares of its own stock owned by the Corporation, directly or indirectly, through a subsidiary or otherwise, shall not be voted and shall not be counted in determining the total number of shares entitled to vote; except that shares held in a fiduciary capacity may be voted and shall be counted to the extent provided by law.

9. Proxies. Shares may be voted either in person or by one or more agents authorized by a written proxy executed by the stockholder or by such stockholder's duly authorized attorney-in-fact. A proxy is not valid after the expiration of three (3) years from the date of its execution, unless the person executing it specifies therein the length of time for which it is to continue in force or limits its use to a particular meeting. Proxies may be provided in any form or manner permitted by applicable law.

10. Conduct of Meetings.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman's absence by the Vice Chairman of the Board, if any, or in the Vice Chairman's absence by the Chief Executive Officer (if one has been duly elected), or in the Chief Executive Officer's absence by the President, or in the President's absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restriction on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

11. Informal Action by Stockholders.

(a) Any action which is required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed and dated by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such signed and dated consent must be delivered to the Corporation, whether done before or after the action so taken, but in no event later than sixty (60) days after the earliest dated consent delivered in accordance with Delaware corporate law. When corporate action is taken without a meeting by less than unanimous written consent, prompt notice shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

(b) Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(c) Electronic Transmission of Consents. A telegram, cablegram, or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the

date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE III
DIRECTORS

1. General Powers. The business and affairs of the Corporation shall be managed by the Board of Directors or by such committees as the Board of Directors may establish pursuant to these Bylaws.

2. Number, Term and Qualification. Except as otherwise provided in the Certificate of Incorporation, the number of Directors which shall constitute the whole Board of Directors shall be determined from time to time by resolution of the stockholders or the Board of Directors, but in no event shall be less than one (1). Each Director shall hold office until such Director’s death, resignation, retirement, removal, disqualification or such Director’s successor is elected and qualified. Directors need not be residents of Delaware or stockholders of the Corporation.

3. Election of Directors. Except as provided in Section 5 of this Article III and unless directors are elected by written consent in lieu of an annual meeting, the Directors shall be elected at the annual meeting of stockholders. Those persons who receive the highest number of votes shall be deemed to have been elected. Unless otherwise provided in the Certificate of Incorporation, election of Directors shall be by written ballot. Any requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxyholder.

4. Removal; Resignation. Directors may be removed from office with or without cause by a vote of stockholders holding a majority of the outstanding shares entitled to vote at an election of Directors. If a director is elected by a voting group of stockholders, only the stockholders of that voting group may participate in the vote to remove him. If any Directors are so removed, new Directors may be elected at the same meeting. Any Director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman of the Board,

the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later time or upon the happening of some later event.

5. Vacancies. A vacancy occurring on the Board of Directors, including, without limitation, a vacancy created by an increase in the authorized number of Directors or resulting from the stockholders' failure to elect the full authorized number of Directors, may be filled by a vote of a majority of the Directors then in office or, if the Directors remaining in office constitute less than a quorum of the Directors, by the affirmative vote of a majority of all remaining Directors or by the sole remaining Director. If the vacant office was held by a Director elected by a voting group, only the remaining Director or Directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy. A Director elected to fill a vacancy shall be elected for the unexpired term of such Director's predecessor in office. The stockholders may elect a Director at any time to fill any vacancy not filled by the Directors.

6. Compensation. The Board of Directors may provide for the compensation of Directors for their services as such and may provide for the payment of any and all expenses incurred by the Directors in connection with such services.

7. Committees.

(a) The Board of Directors, by resolution adopted by a majority of the Directors then in office, may designate one (1) or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board of Directors may designate one (1) or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) adopting, amending or repealing any bylaw of the Corporation, or (ii) approving or adopting, or recommending to the stockholders any action or matter expressly required by law to be submitted to stockholders for approval. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and make such reports to the Board of Directors as the Board of Directors may request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but, unless otherwise provided by the Directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the conduct of the business of the Corporation by the Board of Directors.

(b) Any resolutions adopted or other action taken by any such committee within the scope of the authority delegated to it by the Board of Directors shall be deemed for all purposes to be adopted or taken by the Board of Directors. The designation of any committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility or liability imposed upon it or him by law.

(c) If a committee member is absent or disqualified, the qualified members present at a meeting, even if not a quorum, may unanimously appoint another Board of Directors member to act in the absent or disqualified member's place.

(d) Regular meetings of any such committee may be held without notice at such time and place as such committee may fix from time to time by resolution. Special meetings of any such committee may be called by any member thereof upon not less than two (2) days' notice stating the place, date and hour of such meeting, which notice may be given by any usual means of communication. Any member of a committee may waive notice of any meeting, and no notice of any meeting need be given to any member thereof who attends in person. The notice of a committee meeting need not state the business proposed to be transacted at the meeting.

(e) A majority of the members of any such committee shall constitute a quorum for the transaction of business at any meeting thereof, and actions of such committee must be authorized by the affirmative vote of a majority of the members of such committee.

(f) Any member of any such committee may be removed at any time with or without cause by resolution adopted by a majority of the Board of Directors.

(g) Any such committee shall elect a presiding officer from among its members and may fix its own rules of procedure which shall not be inconsistent with these Bylaws. It shall keep regular minutes of its proceedings and report the same to the Board of Directors for its information at the meeting thereof held next after the proceedings shall have been taken.

ARTICLE IV
MEETINGS OF DIRECTORS

1. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place as shall be determined from time to time by the Board of Directors. If an annual meeting of the stockholders is convened, a regular meeting of the Board of Directors may be held immediately after and at the same place as the annual meeting of stockholders.

2. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board (if one has been duly elected), the President, the Chief Executive Officer (if one has been duly elected) or any two (2) Directors.

3. Notice of Meetings.

    (a) Regular meetings of the Board of Directors may be held without notice.

    (b) The person or persons calling a special meeting of the Board of Directors shall, at least two (2) days before the meeting, give notice thereof by any usual means of communication. Such notice need not specify the business to be transacted at, or the purpose of, the meeting that is called. Notice of an adjourned meeting need not be given if the time and place are fixed at the meeting adjourning and if the period of adjournment does not exceed ten (10) days in any one adjournment.

4. Quorum. A majority of the Directors in office immediately before the meeting shall constitute a quorum for the transaction of business at any meeting of the Board of Directors.

5. Manner of Acting.

(a) The act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless a greater number is required by law, the Certificate of Incorporation or a bylaw adopted by the stockholders.

(b) A Director of the Corporation, who is present at a meeting of the Board of Directors at which action on any corporate matter is taken, shall be presumed to have assented to the action taken unless such Director's contrary vote is recorded or such Director's dissent is otherwise entered in the minutes of the meeting or unless he or she shall file such Director's written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right of dissent shall not apply to a Director who voted in favor of such action.

6. Action By Consent. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may by taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee.

7. Attendance by Telephone. Any one or more Directors or members of a committee may participate in a meeting of the Board of Directors or committee by means of a conference telephone or similar communications device which allows all persons participating in the meeting to hear each other, and such participation in the meeting shall be deemed presence in person at such meeting.

ARTICLE V
OFFICERS

1. Number. The officers of the Corporation shall consist of such officers as the Board of Directors may elect, including a Chief Executive Officer, a President, a Secretary, a Treasurer, and Vice Presidents, Assistant Secretaries, Assistant Treasurers and other such officers. Any two (2) or more offices, other than that of President and Secretary, may be held by the same person. In no event, however, may an officer act in more than one capacity where action of two (2) or more officers is required.

2. Election and Term. The officers of the Corporation shall be elected by the Board of Directors. Such election may be held at any regular or special meeting of the Board of Directors or without a meeting by consent as provided in Article IV, Section 6 of these Bylaws. Each officer shall hold office until such officer's death, resignation, retirement, removal, disqualification or until such officer's successor is elected and qualified, unless a different term is specified in the resolution electing such officer.

3. Removal. Any officer elected by the Board of Directors may be removed by the Board of Directors with or without cause.

4. Compensation. The compensation of all officers of the Corporation shall be as fixed or allowed from time to time by the Board of Directors.

5. Chief Executive Officer. The Chief Executive Officer shall, subject to the control of the Board of Directors, supervise and control the management of the Corporation in accordance with these Bylaws. The Chief Executive Officer shall, in the absence of a Chairman of the Board of Directors,

preside at all meetings of the Board of Directors and stockholders; shall sign, with any other proper officer, certificates for shares of the Corporation and any deeds, mortgages, bonds, contracts or other instruments which may be lawfully executed on behalf of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be delegated by the Board of Directors to some other officer or agent; and, in general, shall perform all duties incident to the office and such other duties as may be prescribed by the Board of Directors from time to time.

6. President. If the Board of Directors has not designated the Chairman of the Board or another officer as the Chief Executive Officer, the President shall be the Chief Executive Officer and perform the duties and exercise the powers of that office. In addition, the President shall perform all duties incident to the office of the President and such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. If the Board of Directors has designated a Chief Executive Officer, the President shall, in the absence or disability of the Chief Executive Officer, exercise the powers of that office.

7. Vice Presidents. The Vice Presidents, in the order of their appointment, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the Chief Executive Officer and the President, perform the duties and exercise the powers of such office. In addition, they shall perform such other duties and have such other powers as the Chief Executive Officer, the President or the Board of Directors shall prescribe.

8. Secretary. The Secretary shall perform all duties incident to the office of Secretary and such other duties as the Chief Executive Officer, the President or the Board of Directors may from time to time prescribe. The Secretary shall keep accurate records of the acts and proceedings of all meetings of stockholders, the Board of Directors, and committees thereof; shall give all notices required by law and by these Bylaws; shall have general charge of the corporate books and records and of the corporate seal; and shall affix the corporate seal to any lawfully executed instrument requiring the corporate seal. The Secretary shall have general charge of the stock transfer books of the Corporation and shall keep, at the registered or principal office of the Corporation, a record of stockholders showing the name and address of each stockholder and the number and class of the shares held by each. The Secretary shall sign such instruments as may require the Secretary's signature and, in general, attest the signature or certify the incumbency or signature of any other officer of the Corporation.

9. Treasurer. The Treasurer shall perform all duties incident to the office and such other duties as the Chief Executive Officer, the President or the Board of Directors may from time to time prescribe. The Treasurer shall have custody of all funds and securities belonging to the Corporation and shall receive, deposit or disburse the same under the direction of the Board of Directors; and shall keep full and accurate accounts of the finances of the Corporation in books especially provided for that purpose, which may be consolidated or combined statements of the Corporation and one (1) or more of its subsidiaries as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year and a statement of cash flows for the year unless that information appears elsewhere in the financial statements. If financial statements are prepared for the Corporation on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis.

10. Assistant Secretaries and Treasurers. The Assistant Secretaries and Assistant Treasurers shall, in the absence or disability of the Secretary or the Treasurer, perform the respective duties and exercise the respective powers of those offices, and they shall, in general, perform such other duties

as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer, the President or the Board of Directors.

11. Controller and Assistant Controllers. The Controller, if one has been appointed, shall have charge of the accounting affairs of the Corporation and shall have such other powers and perform such other duties as the Board of Directors may from time to time prescribe. Each Assistant Controller shall have such powers and perform such duties as shall be assigned to them by the Controller or the Board of Directors, and the Assistant Controllers shall exercise the powers of the Controller during that officer's absence or inability to act.

12. Bonds. The Board of Directors, by resolution, may require any or all officers of the Corporation to give bond to the Corporation, with sufficient sureties, conditioned on the faithful performance of the duties of their respective offices and to comply with such other conditions as may from time to time be required by the Board of Directors.

ARTICLE VI
CONTRACTS, LOANS AND DEPOSITS

1. Contracts. The Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument on behalf of the Corporation, and such authority may be general or confined to specific instances.

2. Loans. No loans shall be contracted on behalf of the Corporation, and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

3. Checks and Drafts. All checks, drafts or other orders for the payment of money issued in the name of the Corporation shall be signed by such officer or officers, or agent or agents, of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such depository or depositories as the Board of Directors shall direct.

ARTICLE VII
CERTIFICATES FOR SHARES AND OTHER TRANSFERS

1. Certificates for Shares. Certificates representing shares of the Corporation shall be issued, in such form as the Board of Directors shall determine, to every stockholder for the fully paid shares owned by him, provided that the Board of Directors may provide that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution of the Board of Directors shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates and, upon request, every holder of uncertificated shares, shall be entitled to have a certificate signed by, or in the name of the Corporation by any two (2) authorized officers of the Corporation representing the number of shares registered in certificate form and sealed with the seal of the Corporation or a facsimile thereof. The signatures of any such officers upon a certificate may be facsimiles or may be engraved or printed or omitted if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who has signed or whose facsimile or other signature has been placed upon such certificate shall have ceased to be such

officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer at the date of its issue. The certificates shall be consecutively numbered or otherwise identified; and the name and address of the persons to whom they are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation.

2. Transfer of Shares. Transfer of shares shall be made on the stock transfer books of the Corporation only upon surrender of the certificates for the shares sought to be transferred by the record holder thereof or by such holder's duly authorized agent, transferee or legal representative. All certificates surrendered for transfer shall be canceled before new certificates for the transferred shares shall be issued.

3. Transfer Agent and Registrar. The Board of Directors may appoint one (1) or more transfer agents and one (1) or more registrars of transfer and may require all stock certificates to be signed or countersigned by the transfer agent and registered by the registrar of transfers.

4. Restrictions on Transfer.

   (a) If the Corporation has elected Subchapter S status under Section 1362 of the Internal Revenue Code of 1986, as amended, no stockholder or involuntary transferee shall dispose of or transfer any shares of the Corporation which such stockholder now owns or may hereafter acquire if such disposition or transfer would result in the termination of such Subchapter S status, unless such disposition or transfer is consented to by all stockholders of the Corporation. Any such disposition or transfer that does not comply with the terms of this Section 4 shall be void and have no legal force or effect and shall not be recognized on the share transfer books of the Corporation as effective.

   (b) No stockholder or involuntary transferee shall dispose of or transfer any shares of the Corporation which such stockholder now owns or may hereafter acquire except as set forth in this Section 4. Any purported transfer or disposition of shares in violation of the terms of this Section 4 shall be void, and the Corporation shall not recognize or give any effect to such transaction.

   (c) An individual stockholder shall be free to transfer, during such stockholder's lifetime or by testamentary transfer, any or all of such stockholder's shares of the Corporation to such stockholder's spouse, any of such stockholder's children, grandchildren or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings or direct lineal descendants, whether by blood or by adoption, of such siblings or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a stockholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Corporation to its partners, stockholders or members, respectively, if there is no consideration for such transfer; but, in case of any such transfer, the transferee shall be bound by all of the terms of this provision, and no further transfer of such shares shall be made by such transferee except back to the stockholder who originally owned them or except in accordance with the provisions of this Section 4 of Article VII.

   (d) Any stockholder, or transferee of such stockholder, who wishes to transfer all or any part of such stockholder's shares of the Corporation (hereinafter "offeror"), other than as permitted in subparagraph (c) above, first shall submit a written offer to sell such shares to the Corporation at the same price per share and upon the same terms and conditions offered by a bona fide

prospective purchaser of such shares. Such written offer to the Corporation shall continue to be a binding offer to sell until: (i) rejected by the Corporation; or (ii) the expiration of a period of thirty (30) days after delivery of such written offer to the Corporation, whichever shall first occur.

(e) Every written offer submitted in accordance with the provisions of this Section 4 shall specifically name the person to whom the offeror intends to transfer the shares, the number of shares which such offeror intends to transfer to each person and the price per share and other terms upon which each intended transfer is to be made. Upon the termination of all such written offers, the offeror shall be free to transfer, for a period of three (3) months thereafter, any unpurchased shares to the persons so named at the price per share and upon the other terms and conditions so named, provided, that any such transferee of those shares shall thereafter be bound by all of the provisions of these Bylaws.

(f) Every written offer submitted to the Corporation shall be deemed to have been delivered when delivered to the principal office of the Corporation or if and when sent by prepaid certified mail, or delivered by hand to the President of the Corporation at the principal office of the Corporation.

(g) If any consideration to be received by the offeror for the shares offered is property other than cash, then the price per share shall be measured to the extent of the fair market value of such noncash consideration.

(h) The provisions contained herein shall not apply to the pledge of any shares of the Corporation as collateral for a loan but shall apply to the sale or other disposition of shares under any such pledge.

(i) In the event of any conflict between the terms of this Section 4 of Article VII and any written agreement between the Corporation and any stockholder of the Corporation, the terms of such written agreement shall control, and the provisions of this Section shall not be applicable.

(j) The restrictions set forth in this Section 4 shall terminate upon the closing of a public offering of securities of the Corporation registered under the Securities Act of 1933, as amended.

(k) Every certificate representing shares of the Corporation shall bear a legend in substantially the following form prominently displayed:

> "The shares represented by this certificate, and the transfer thereof, are subject to the restrictions on transfer provisions of the Bylaws of the Corporation, a copy of which is on file in, and may be examined at, the principal office of the Corporation."

5. Closing Transfer Books and Fixing Record Date.

(a) For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, such record date shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. Such determination of stockholders of record

shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) For the purpose of determining the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, such record date, when no prior action by the Board of Directors is required by this chapter, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is filed with the Secretary of the Corporation. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware corporate law, such record date shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) For the purpose of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

6. Lost Certificates. The Board of Directors may authorize the issuance of a new share certificate in place of a certificate claimed to have been lost or destroyed, upon receipt of an affidavit of such fact from the person claiming the loss or destruction. When authorizing such issuance of a new certificate, the Board of Directors may require the claimant to give the Corporation a bond in such sum as it may direct to indemnify the Corporation against loss from any claim with respect to the certificate claimed to have been lost or destroyed, or otherwise to indemnify the Corporation against such loss; or the Board of Directors may, by resolution reciting that the circumstances justify such action, authorize the issuance of the new certificate without requiring such a bond.

7. Holder of Record. The Corporation may treat as absolute owner of the shares the person in whose name the shares stand of record on its books just as if that person had full competency, capacity and authority to exercise all rights of ownership irrespective of any knowledge or notice to the contrary or any description indicating a representative, pledge or other fiduciary relation or any reference to any other instrument or to the rights of any other person appearing upon its record or upon the share certificate; except that any person furnishing to the Corporation proof of his/her appointment as a fiduciary shall be treated as if he or she were a holder of record of the Corporation's shares.

8. Treasury Shares. Treasury shares of the Corporation shall consist of such shares as have been issued and thereafter acquired but not canceled by the Corporation. Treasury shares shall not carry voting or dividend rights, except rights in share dividends.

ARTICLE VIII
INDEMNIFICATION AND REIMBURSEMENT OF DIRECTORS AND OFFICERS

1. Indemnification for Expenses and Liabilities. Any person who at any time serves or has served (a) as a director or officer of the Corporation, (b) at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or (c) at the request of the Corporation as a trustee or administrator under an employee benefit plan, or is called as a witness at a time when he or she has not been made a named defendant or respondent to any Proceeding (defined below), shall have a right to be indemnified by the Corporation to the fullest extent from time to time permitted by law against Liability and Expenses in any Proceeding (including without limitation a Proceeding brought by or on behalf of the Corporation itself) arising out of his or her status as such or activities in any of the foregoing capacities.

   The Board of Directors of the Corporation shall take all such action as may be necessary and appropriate to authorize the Corporation to pay the indemnification required by this provision, including without limitation, to the extent needed, making a good faith evaluation of the manner in which the claimant for indemnity acted and of the reasonable amount of indemnity due him or her.

   Any person who at any time serves or has served in any of the aforesaid capacities for or on behalf of the Corporation shall be deemed to be doing or to have done so in reliance upon, and as consideration for, the rights provided for herein. Any repeal or modification of these indemnification provisions shall not affect any rights or obligations existing at the time of such repeal or modification. The rights provided for herein shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from this provision.

   The rights granted herein shall not be limited by related, non-mandatory provisions contained in Delaware corporate law or any successor to such statute.

2. Advance Payment of Expenses. At the discretion of the Board, the Corporation may (upon receipt of an undertaking by or on behalf of the director or officer involved to repay the Expenses described herein unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation against such Expenses (defined below)) pay Expenses incurred by such director or officer in defending a Proceeding or appearing as a witness at a time when he has not been named as a defendant or a respondent with respect thereto in advance of the final disposition of such Proceeding.

3. Insurance. The Corporation shall have the power to purchase and maintain insurance (on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan) against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability.

4. Definitions. The following terms as used in this Article VIII shall have the following meanings. “Proceeding” means any threatened, pending or completed action, suit or proceeding and any appeal therein (and any inquiry or investigation that could lead to such action, suit or proceeding), whether civil, criminal, administrative, investigative or arbitrative and whether formal or informal. “Expenses” means expenses of every kind, including counsel fees. “Liability” means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), reasonable expenses incurred with respect to a Proceeding, and all reasonable expenses incurred in enforcing the indemnification rights provided herein. “Director,”

"officer," "employee" and "agent" include the estate or personal representative of a director, officer, employee or agent. "Corporation" shall include any domestic or foreign predecessor of this Corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

ARTICLE IX
GENERAL PROVISIONS

1. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and by the Certificate of Incorporation.

2. Seal. The corporate seal shall be in such form as may be approved from time to time by the Board of Directors. Such seal may be an impression or stamp and may be used by the officers of the Corporation by causing it, or a facsimile thereof, to be impressed or affixed or in any other manner reproduced. In addition to any form of seal adopted by the Board of Directors, the officers of the Corporation may use as the corporate seal a seal in the form of a circle containing the name of the Corporation and the state of its incorporation (or an abbreviation thereof) on the circumference and the word "Seal" in the center.

3. Waiver of Notice. Whenever any notice is required to be given to any stockholder or Director under the provisions of Delaware corporate law or under the provisions of the Certificate of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, Directors, or members of a committee of Directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

4. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

5. Notice by Electronic Transmission. Without limiting the manner by which notice may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of Delaware corporate law, other than those enumerated in the Certificate of Incorporation or these Bylaws or where notice through another means is expressly required pursuant to Delaware corporate law, shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Electronic transmission shall mean any form of communication, including but not limited to facsimile telecommunication and electronic mail, not directly involving the physical transmission of paper, that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient.

6. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

7. Amendments. Except as otherwise provided herein, these Bylaws may be amended or repealed and new Bylaws may be adopted by the affirmative vote of the holders of a majority of the voting power of the Corporation or, if the Certificate of Incorporation so permits, by the affirmative vote of a majority of the Directors then holding office at any regular or special meeting of the Board of Directors or by unanimous written consent.

8. All terms used in these Bylaws shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the context may require.

THIS IS TO CERTIFY that the above Bylaws were duly adopted by the Board of the Company by action taken, without a meeting, effective as of the date set forth above.

Christopher Gergen

Christopher Gergen, Secretary

EXHIBIT C

SUBSCRIPTION AGREEMENT

(See attached)

SUBSCRIPTION AGREEMENT

BLUE CO WAREHOUSING INC.
and
BLUE CO WAREHOUSING PROPERTIES LLC

To the entity set forth on Schedule A hereto:

This Subscription Agreement (this "***Agreement***") is made and entered into as of the date written above (the "***Effective Date***"), by and between Blue Co Warehousing Inc., a Delaware corporation ("***OpCo***"), Blue Co Warehousing Properties LLC, a Delaware limited liability company ("***PropCo***" or "***Co-issuer***", and together with OpCo, the "***Companies***" and each a "***Company***"), and the individual whose name is set forth on Schedule A hereto (the "***Subscriber***").

WHEREAS, the Subscriber desires to subscribe for and purchase from the Companies, and the Companies desire to issue and sell to the Subscriber, Class B Common Stock of OpCo (the "***Class B Common Stock***" or "***Shares***") and Class B Units of PropCo (the "***Class B Units***", together with the Class B Common Stock, the "***Class B Ownership Interests***" or "***Securities***") on the terms and conditions set forth herein.

WHEREAS, the Offering is being conducted pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "***Securities Act***"), under Regulation Crowdfunding ("***Reg CF***") and Section 4(a)(6) thereof, and will be conducted exclusively through a registered funding portal or broker-dealer as required by law (the "***Reg CF Offering***"). The terms, disclosures, and investment process applicable to the Reg CF Offering are provided in this Subscription Booklet.

WHEREAS, the Reg CF Offering is made pursuant to the Form C of the Company that has been filed by the OpCo with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The OpCo is offering to both accredited and non-accredited investors up to 462,963 shares of its Class B Common Stock, $0.00001 par value per Share at a purchase price of $0.54 per Share (the "***Purchase Price***"). For each Share purchased, one (1) Class B Unit in PropCo will be issued. For example, if a subscriber purchases 1,852 Shares (in OpCo) for $1,000.08, they will also receive 1,852 Class B Units (in PropCo). The minimum amount or target amount to be raised in the Offering is $50,000.22 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $250,000.02 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the OpCo's management. The OpCo is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

WHEREAS, Management has the authority to increase the size of the Offering above 925,926 Class B Ownership Interests if demand exists, however, any size modifications to the Reg CF Offering will require a Form C amendment. All subscription funds received via the Reg CF Offering will only be distributed to the OpCo from the escrow account setup by the Portal for the Reg CF Offering and used after the Targeting Offering Amount has been achieved.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and other good and valuation consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

1. Subscription of Class B Ownership Interests. On the terms set forth herein and in the Subscription Booklet dated as of December 19, 2025 (the "***Subscription Booklet***"), the Subscriber shall contribute to the Companies on the Effective Date, an aggregate amount in cash as set forth on Schedule A (the "***Cash Contribution Amount***"), in exchange for the issuance to the Subscriber of that number, class, and type of Class B Ownership Interests in the Companies set forth on Schedule A, with such Class B Ownership Interests issued to the Subscriber being equivalent in value to the Cash Contribution Amount. In consideration of the contribution and transfer of the Cash Contribution Amount, the Companies have authorized the issuance to, and shall issue and transfer to, the Subscriber the Class B Ownership Interests described above, and the Subscriber shall accept and acquire the Class B Ownership Interests from the Companies.

2. Subscription.

(a) *Terms*. Subject to the terms of this Subscription Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. For each Share purchased, one (1) Class B Unit in PropCo will be issued. Such subscription shall be deemed to be accepted by the Companies only when this Agreement is countersigned on the Companies' behalf.

No investor may subscribe for Securities in the Reg CF Offering after the Reg CF Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "***Offering Deadline***").

(b) *Acceptance*. It is understood and agreed that the OpCo shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the OpCo only when it is signed by a duly authorized officer of the OpCo and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Companies shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").

(c) *Payment*. Payment for the Securities shall be received by the OpCo from the undersigned by wire transfer of immediately available funds or other means approved by the OpCo, processed through the Portal's qualified third-party, at or prior to the Closing, for the aggregate Purchase Price for the number of Securities such Subscriber is purchasing.

3. Closing.

(a) *Closing*. Subject to Section 3(b), the closing of the sale and purchase of the Shares, and issuance of corresponding Class B Units in the Co-issuer, pursuant to this Agreement (the "***Closing***") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "***Closing Date***").

(b) *Closing Conditions*. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the OpCo shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the OpCo shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount;

(iii) the Company shall file the Amended and Restated Articles of Incorporation with the Secretary of State of the State of Delaware; and

(iv) the representations and warranties of the Companies contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Termination of the Offering; Other Offerings. The undersigned understands that the OpCo may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Companies may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Reg CF Offering.

5. Subscriber Representations. The Subscriber represents and warrants to the Companies and the Companies' agents as follows:

(a) The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Securities; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Companies.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Companies or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Companies, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Securities.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Companies, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C and accompanying

Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(f) The undersigned is familiar with the business and financial condition and operations of the Companies, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Companies and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g) The undersigned understands that, unless the undersigned notifies the Companies in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the OpCo has the right in its sole and absolute discretion to abandon this Reg CF Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Companies shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Companies, the Portal or any of their respective affiliates, and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned. The undersigned acknowledges that any projections, forecasts, or estimates provided by the Companies or through the Portal are speculative and based on assumptions that may not be realized.

(k) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities. The undersigned confirms that they have received all the information they consider necessary or appropriate for deciding whether to purchase the Securities and have had the opportunity to ask questions and receive answers from the Companies (through the Portal) regarding the terms and conditions of the Offering, including the Reg CF Offering, and the business, operations, and financial condition of the Companies. The undersigned acknowledges that

they have read and understand the risk factors related to the investment as outlined in the Form C and accompanying Offering Statement.

(l) The undersigned acknowledges that they have been advised to consult with their own tax advisor regarding the tax consequences of the investment and that the Companies or the Portal or any of their affiliates or representatives have not provided any tax advice.

(m) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Companies are relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Companies or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Companies have no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary or public market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding. The undersigned acknowledges that any breach of this provision may result in the initiation of appropriate legal proceedings against the undersigned.

(p) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Companies that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The undersigned's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. **HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections,

forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Companies or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Companies' Representations and Warranties.

(a) OpCo represents and warrants to the Subscriber that:

(i) it is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to execute and deliver this Agreement and to fulfill and perform its obligations hereunder; and

(ii) this Agreement has been duly and validly executed and delivered by OpCo and, assuming the due authorization, execution and delivery by the Subscriber, constitutes legal, valid and binding obligations of OpCo, enforceable against the OpCo in accordance with its terms.

(b) PropCo represents and warrants to the Subscriber that:

(i) it is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the limited liability company power and authority to execute and deliver this Agreement and to fulfill and perform its obligations hereunder; and

(ii) this Agreement has been duly and validly executed and delivered by PropCo and, assuming the due authorization, execution and delivery by the Subscriber, constitutes legal, valid and binding obligations of PropCo, enforceable against PropCo in accordance with its terms.

(c) OpCo and PropCo both represent and warrant to the Subscriber that:

(i) *Duly Issued.* Immediately following the consummation of the transactions contemplated hereby and when issued and transferred as provided in this Agreement, the Subscription Booklet, the Class B Ownership Interests will be duly and validly issued and outstanding, fully-paid and non-assessable and will be free of any liens, other than (A) those restrictions on transfer created by any state or federal securities laws, (B) restrictions under the Subscription Booklet or the governance documents of the Companies or (C) those liens created or incurred by the Subscriber.

(ii) *Enforceability*. This Agreement, when executed and delivered by the Companies, shall constitute valid and legally binding obligations of the Companies, enforceable against the Companies in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(iii) *Valid Issuance*. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, OpCo's Articles of Incorporation and Bylaws, as amended, PropCo's

operating agreement, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(iv) *No Conflict*. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, OpCo's Articles of Incorporation and Bylaws, as amended, PropCo's operating agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Companies are a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Companies, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Companies. If any such violations, conflicts, or defaults occur, it is the responsibility of the Companies to resolve the issue immediately. The Companies acknowledges that the Portal, and any of its affiliates, or any member, manager, or employee thereof, shall not be liable in connection with such violations, conflicts, or defaults.

8. Indemnification. The undersigned agrees to indemnify and hold harmless the Companies and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. Market Stand-Off. If so requested by the Companies or any representative of the underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A+ offering of securities of the Companies under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Securities or other securities of the Companies during the 30- day period preceding and the 270-day period following the effective date of a registration or offering statement of the Companies filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Companies) (the "***Market Standoff Period***"). The Companies may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. Miscellaneous. This Agreement, the Subscription Booklet, OpCo's Shareholder Agreement, and PropCo's operating agreement contain the complete agreement between the parties hereto with respect to the subject matter hereof and thereof, and supersede all other prior and contemporaneous agreements, term sheets, letters of intent, representations, and understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof and thereof. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto and any signature to any of the foregoing to the extent delivered or signed by means of electronic mail, .pdf, electronic signature or comparable technology, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. The official email address of each Company in this Agreement is Jason@bluecowarehousing.com. This Agreement may be

executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

11. General Provisions.

a. *Obligations Irrevocable.* Following the Closing, the obligations of the undersigned shall be irrevocable.

b. *Legend*. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

c. *Notices*. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Companies at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Manager from time to time designate in writing.

d. *Governing Law*. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

e. *Arbitration*. Any dispute, claim, or controversy arising out of or relating to this Agreement shall be resolved by arbitration administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. The arbitration shall be conducted by a single arbitrator in the city of the Companies' principal place of business, applying Delaware law. Each party shall bear its own costs and expenses, including legal fees, unless the arbitrator awards costs to the prevailing party. The arbitration proceedings and any related information shall remain confidential, except as required by law or to enforce an award. The arbitrator's decision shall be final and binding, with judgment enforceable in any competent court. By agreeing to arbitration, the parties waive their right to a jury trial, except for seeking provisional remedies or injunctive relief in court to protect rights pending arbitration.

f. *Entire Agreement*. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

g. *Waiver, Amendment*. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

h. *Waiver of Jury Trial*. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

i. *Invalidity of Specific Provisions*. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

j. *Titles and Subtitles*. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

k. *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

l. *Electronic Execution and Delivery*. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

m. *Binding Effect*. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

n. *Survival*. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Companies, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

o. *Notification of Changes*. The undersigned hereby covenants and agrees to notify the Manager upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

BLUE CO WAREHOUSING INC.,
a Delaware corporation

By: Founder Signature
Name: Jason Widen
Title: CEO

BLUE CO WAREHOUSING PROPERTIES LLC,
a Delaware limited liability company

By: Blue Co Warehousing Inc., its Manager

By: Founder Signature
Name: Jason Widen
Its: CEO

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

SCHEDULE A

Subscriber	[INVESTOR NAME]
Cash Contribution Amount	$[AMOUNT]
Class B Ownership Interests	
- Class B Common Stock	[SHARES]
- Class B Units	[SHARES]

EXHIBIT D

SHAREHOLDER AGREEMENT
OF
BLUE CO WAREHOUSING INC.

(See attached)

BLUE CO WAREHOUSING INC.

SHAREHOLDER AGREEMENT

This Shareholder Agreement (the "***Agreement***") is made and entered into as of November 19, 2025 (the "***Effective Date***"), by and among Blue Co Warehousing Inc., a Delaware corporation (the "***Company***"), and each holder of Common Stock set forth on the attached Schedule A (the "***Stockholders***" or the "***Shareholders***") (and, together with the Company, the "***Parties***"). Any terms used but not defined herein are defined in Appendix A and incorporated by reference.

A. The Company and one or more Stockholders have entered into a Subscription Agreement dated on or about the date hereof (a "***Subscription Agreement***"), which provides for, among other things, the purchase by such Stockholder of shares of Class B Common Stock with no voting rights.

B. The Company and the Stockholders desire to provide for certain stockholder rights and obligations as set forth herein.

C. To induce those Stockholders party to a Subscription Agreement to enter into a Subscription Agreement and purchase shares of Class B Common Stock thereunder, the Company and the Stockholders desire to enter into this Agreement with such Stockholders.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Drag-Along Rights.

1.1 Approval of Sale. In the event that: (i) the Board; and (ii) the Majority Holders (the "***Selling Holders***"), approve a Sale of the Company, in writing, and specify that this Section 1 shall apply to such transaction, then in each such case, the Company and each Stockholder hereby agree:

(a) if such transaction requires stockholder approval, each Stockholder shall, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all voting Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Certificate of Incorporation required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company; provided that, for the avoidance of doubt, that holders of Class B Common Stock, having no voting rights, shall not be required to take any voting action with respect to such Sale of the Company, and shall be deemed to have consented to and be bound by the approval of the Sale of the Company by the Board and the Selling Holders without having any right to influence or vote on such Sale of the Company.

(b) if such transaction is a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Stockholders shares representing more than fifty percent (50%) of the outstanding voting power of the Company, each Stockholder shall sell the same proportion of their Common Stock as is being sold by the Selling Holders to the proposed purchaser, and, except as permitted in Section 1.2 below, on the same terms and conditions as the Selling Holders; provided, however, that holders of Class B Common Stock shall be required to sell their shares on the same terms and conditions, without any right to vote or approve, and shall be bound by the direction of the Selling Holders and the Board with respect to such Sale of the Company.

(c) subject to the other provisions of this Section 1, each Stockholder shall execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Holders in order to carry out the terms and provisions of this Section 1, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents; holders of Class B Common Stock shall execute and deliver such documentation to the same extent as all other stockholders, without acquiring any voting rights.

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Company Equity owned or controlled in any manner by such party or any of such party's Affiliates ("***Stockholder Equity***") in a voting trust or subject any Stockholder Equity to any arrangement or agreement with respect to the voting of such Stockholder Equity, unless specifically requested to do so by the acquirer in connection with the Sale of the Company; provided, for the avoidance of doubt, that nothing herein grants any voting rights to holders of Class B Common Stock.

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, and the holders of Common Stock expressly waive any such rights to the fullest extent permitted by law;

(f) if the consideration to be paid in exchange for the Stockholder Equity pursuant to this Section 1 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Stockholder Equity which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Stockholder Equity.

1.2 <u>Exceptions</u>. Notwithstanding the foregoing, no Stockholder shall be required to comply with Section 1.1 in connection with any proposed Sale of the Company (the "***Proposed Sale***") unless each of the following is satisfied:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership, and the ability to convey title to such Stockholder Equity, including but not limited to representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Stockholder Equity such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms, and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency binding on such Stockholder;

(b) the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than themselves and the Company (subject to Section 1.2(c) below);

(c) the liability for indemnification, if any, of such Stockholder in the Proposed Sale for the inaccuracy of any representation or warranty made by the Company or its stockholders in connection with such Proposed Sale, is several and not joint with any other Person (although nothing set forth herein shall be deemed to mean that an escrow fund established from the proceeds of a Proposed Sale for indemnification of such inaccuracy shall be a violation of the foregoing), and is pro rata in proportion to the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d) liability shall be limited to such Stockholder's applicable share of a negotiated aggregate indemnification amount that applies equally to all Stockholders, and in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder; and

(e) upon the consummation of the Proposed Sale, each holder of each class or series of the Company's stock will receive the same form of consideration for its shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Stockholder Equity pursuant to this Section 1.2 includes any securities and due receipt thereof by any holder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such holder, in lieu thereof, and against surrender of such holder's Stockholder Equity, which would have otherwise been sold by such holder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such holder would otherwise receive as of the date of the issuance of such securities in exchange for such holder's Stockholder Equity.

2. Share Transfers.

2.1 General Restriction on Share Transfers. No Stockholder may (directly or indirectly) sell, assign, transfer (including by inter vivos transfer), encumber, pledge, give, bequeath or otherwise dispose of (collectively, "***Transfer***") any of the Shares now held or hereafter acquired by such Stockholder except as set forth in this Agreement. Any attempted Transfer in violation of the terms of this Agreement shall be null and void and ineffective for any purpose and shall not confer on any transferee or purported transferee any rights whatsoever. Notwithstanding the foregoing, Transfers effected through an Authorized Platform pursuant to Section 2.6 shall be deemed permitted Transfers for purposes of this Agreement.

2.2 Right of First Refusal.

(a) Grant. Each Stockholder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. A Stockholder proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the Company and each Stockholder not later than 45 days prior to the

consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including the number of shares, the price and the form of consideration) of the Proposed Transfer and the identity of the Prospective Transferee. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Stockholder within 15 days after delivery of the Proposed Transfer Notice.

(c) **Grant of Secondary Refusal Right to each Stockholder**. Each Stockholder hereby unconditionally and irrevocably grants to each Class A Common Stockholder a Secondary Refusal Right, as provided in this Section 2.2(c). Class B Stockholders shall not have any Secondary Refusal Right and shall comply with any exercise or non-exercise of such rights by the Company or Class A Stockholders as directed by the Board and the Majority Holders. If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Transfer, the Company must deliver a Secondary Notice to the selling Stockholder and to the non-selling Class A Common Stockholders to that effect no later than 15 days after the selling Stockholder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Class A Common Stockholder must deliver a Stockholder Notice to the selling Stockholder and the Company within 10 days after the Company's deadline for its delivery of the Secondary Notice.

(d) **Undersubscription of Transfer Stock**. If options to purchase described in Sections 2.2(a) and 2.2(c) have been exercised by the Company and/or the Class A Common Stockholders with respect to some but not all of the Transfer Stock by the end of the 10-day period specified in the last sentence of Section 2.2(c) (the "***Share Transfer Notice Period***"), then the Company shall, immediately after the expiration of the Share Transfer Notice Period, send written notice (the "***Company Undersubscription Notice***") to each Class A Common Stockholder who fully exercised its Secondary Refusal Right within the Share Transfer Notice Period (the "***Exercising Stockholder***"). Each Exercising Stockholder shall, subject to the provisions of this Section 2.2(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Stockholder must deliver an Undersubscription Notice to the selling Stockholder and the Company within 10 days after the expiration of the Share Transfer Notice Period. In the event there are two or more such Exercising Stockholders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.2(d) shall be allocated to such Exercising Stockholders pro rata based on the number of shares of Transfer Stock such Exercising Stockholders have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Stockholder has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Stockholders, the Company shall immediately notify all of the Exercising Stockholders and the selling Stockholder of that fact. Notwithstanding the foregoing, if the total number of shares of Transfer Stock that the Exercising Stockholders have agreed to purchase in the Company Notice, Stockholder Notices and Undersubscription Notices is less than the total number of shares of Transfer Stock, then the non-selling Stockholders shall be deemed to have forfeited any right to purchase such Transfer Stock, and the selling Stockholder shall be free to sell all, but not less than all, of the Transfer Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement; (ii) any future Proposed Transfer shall remain subject to the terms and conditions of this Agreement; and (iii) such sale shall be consummated within 45 days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such 45-day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein.

(e) **Consideration; Closing**. If the consideration proposed to be paid for the Transfer Stock is in property, services, or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board and as set forth in the Company Notice. If the Company or any Exercising Stockholder cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Exercising Stockholder may pay the cash value equivalent thereof, as determined in good faith by the Board and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Exercising Stockholders shall take place, and all payments from the Company and the Exercising Stockholders shall have been delivered to the selling Stockholder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer and (ii) 45 days after delivery of the Proposed Transfer Notice.

2.3 **Right of Co-Sale**.

(a) **Exercise of Right**. If any Transfer Stock subject to a Proposed Transfer is not purchased pursuant to Section 2.2 above and thereafter is to be sold to a Prospective Transferee, each respective Stockholder may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Transfer as set forth in Section 2.3(b) below and otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Stockholder who desires to exercise its Right of Co-Sale (each, a "***Participating Stockholder***") must give the selling Stockholder written notice to that effect within 10 days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Stockholder shall be deemed to have effectively exercised the Right of Co-Sale.

(b) **Shares Includable**. Each Participating Stockholder who timely exercises its Right of Co-Sale by delivering the written notice provided for above in Section 2.3(a) may include in the Proposed Transfer that part of the Company Equity held by such Stockholder equal to their Pro Rata Share as measured immediately before consummation of the Proposed Transfer. To the extent one or more of the Participating Stockholders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Stockholder may sell in the Proposed Transfer shall be correspondingly reduced.

(c) **Delivery of Certificates**. Each Participating Stockholder shall effect its participation in the Proposed Transfer by delivering to the transferring Stockholder, no later than 15 days after such Participating Stockholder's exercise of the Right of Co-Sale, one or more stock certificates, properly endorsed for transfer to the Prospective Transferee, representing the number and class of shares of capital stock that such Participating Stockholder elects to include in the Proposed Transfer.

(d) **Purchase Agreement**. The parties hereby agree that the terms and conditions of any sale pursuant to this Section 2.3 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction (the "***PSA***") and the parties further covenant and agree to enter into such PSA as a condition precedent to any sale or other transfer pursuant to this Section 2.3.

(e) **Allocation of Consideration**. The aggregate consideration payable to the Participating Stockholders and the selling Stockholder shall be allocated based on the number of shares of capital stock sold to the Prospective Transferee by each Participating Stockholder and the selling Stockholder as provided in Subsection 2.3(b).

(f) **Deliveries**. Each stock certificate a Stockholder delivers to the selling Stockholder pursuant to Section 2.3(c) above must be properly endorsed for transfer and will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice and the PSA, and the selling

Stockholder shall concurrently therewith remit or direct payment to each Stockholder the portion of the sale proceeds to which such Stockholder is entitled by reason of its participation in such sale. Notwithstanding Section 2.3(d), if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Stockholder, no Stockholder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Stockholder purchases all securities subject to the Right of Co-Sale from such Stockholder on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice (and as provided in Section 2.3(e)).

(g) **<u>Additional Compliance</u>**. If any Proposed Transfer is not consummated within 45 days after receipt of the Proposed Transfer Notice by the Company, the Stockholders proposing the Proposed Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2.3. The exercise or election not to exercise any right by any Stockholder hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.3.

2.4 **<u>Effect of Failure to Comply</u>**.

(a) **<u>Transfer Void; Equitable Relief</u>**. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) **<u>Violation of First Refusal Right</u>**. If any Stockholder becomes obligated to sell any Transfer Stock to the Company or any Stockholder under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Stockholder may, at its option, in addition to all other remedies it may have, send to such Stockholder the purchase price for such Transfer Stock as is herein specified and transfer, or cause the transfer, to the name of the Company or such Stockholder on the Company's books, the certificate or certificates representing the Transfer Stock to be sold.

(c) **<u>Violation of Co-Sale Right</u>**. If any Stockholder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "***Prohibited Transfer***"), each Stockholder who desires to exercise its Right of Co-Sale under Section 2.3 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Stockholder to sell to such Stockholder the type and number of shares of capital stock that such Stockholder would have been entitled to sell to the Prospective Transferee under Section 2.3 had the Prohibited Transfer been effected pursuant to and in compliance with the terms of Section 2.3. The sale will be made on the same terms and subject to the same conditions as would have applied had the Stockholder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the Stockholder learns of the Prohibited Transfer, rather than the timeframe otherwise provided in Section 2.3. Such Stockholder shall also reimburse each Stockholder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Stockholder's rights under Section 2.3.

(d) **<u>Exempted Transfers</u>**. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2.2 and 2.3 shall not apply to the Transfers described below (or

to Transfers made in accordance with Section 2.6): (a) to a repurchase of Transfer Stock from a Stockholder by the Company at a price no greater than that originally paid by such Stockholder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by the Board, (b) in the case of a Stockholder that is a natural person, upon a transfer of Transfer Stock by such Stockholder to his or her parent, spouse (or other life partner), child (natural or adopted), sibling, father-in-law, mother-in-law, brother-in-law, sister-in-law, grandparent, grandchild, cousin, aunt, uncle, niece, nephew, stepchild or any other direct lineal descendant or member of the same household of such Stockholder (or his or her spouse or other life partner) (all of the foregoing collectively referred to as "***family members***"), (c) in the case of a Stockholder that is a natural person, upon a transfer of Transfer Stock by such Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her family members, or any other relative approved by the Board, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Stockholder or any such family members, or (d) in the case of a Stockholder that is not a natural person, upon a transfer of Transfer Stock by such Stockholder to an Affiliate of such Stockholder; provided that in the case of clause(s) (b), (c) or (d), the Stockholder shall (i) deliver prior written notice to the Stockholders of such transfer, (ii) such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Stockholder (but only with respect to the securities so transferred to the transferee) including the obligations of a Stockholder with respect to Proposed Transfers of such Transfer Stock pursuant to Section 2 and (iii) the proposed transferee is not a competitor of the Company.

2.5 **Exempted Offerings**. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act, or (b) pursuant to a Sale of the Company approved in accordance with Section 2.1.

2.6 **Authorized Secondary Trading Platform**.

(a) **Designation**. The Company may, from time to time and in its sole discretion, designate one or more SEC-registered Alternative Trading Systems or other regulated electronic secondary trading platforms (each, an "***Authorized Platform***") through which shares of the Company's capital stock may be offered, transferred, or otherwise traded in compliance with applicable law. The initial Authorized Platform may include *Equity Shift* or any successor or comparable system approved by the Board of Directors.

(b) **Effect on Transfer Procedures**. Any transfer of shares executed through an Authorized Platform in accordance with the platform's compliance and settlement procedures shall not be subject to the notice, Right of First Refusal, and Right of Co-Sale provisions of Section 2. The Company may, by written policy or Board resolution, establish procedures for such rights to be exercised electronically through the Authorized Platform to streamline compliance.

(c) **Cooperation and Records**. The Company and each Stockholder shall cooperate in good faith to facilitate such transfers, including execution of electronic instructions, book-entry updates, or other documents required by the Authorized Platform. The Company may rely on the transaction records or any Authorized Platform as the official stock-transfer ledger for transfers made thereunder to the extent permitted by law.

(d) **Reservation of Authority**. The Company retains the right to suspend, limit, or terminate use of any Authorized Platform at any time to ensure compliance with securities laws, maintain private-company status, or protect the Company's and its Stockholders' interests.

3. **Legend on Share Certificates**. Each certificate representing any Company Equity shall be endorsed by the Company with a legend reading substantially as follows:

> "THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A SHAREHOLDER AGREEMENT (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE ISSUER), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID SHAREHOLDER AGREEMENT."

4. **Confidentiality**. Except as otherwise set forth herein, no Stockholder shall have access to any trade secrets or confidential information of the Company solely by reason of this Agreement. To the extent a Stockholder receives confidential information or trade secrets of the Company whether pursuant to this Agreement or otherwise, such Stockholder shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company, including, without limitation, the terms of this Agreement and the identity of any Person party to this Agreement, other than to any of the Stockholder's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Stockholder's investment in the Company.

5. **Covenant of the Company**. The Company agrees to use commercially reasonable efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the Parties enjoy the benefits of this Agreement. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by the Company.

6. **Grant of Proxy**. Each Stockholder hereby constitutes and appoints as the proxy of such Stockholder and hereby grants a power of attorney to the Secretary of the Company and a designee of the Selling Holders with full power of substitution, with respect to the matters set forth herein and hereby authorizes such officers to represent, to vote, and take any action reasonably necessary to effect the actions contemplated by Sections 1 and 2, but only if such Stockholder (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent) in a manner which is inconsistent with the terms of this Agreement, all of such Stockholder's Shares in the manner described in Sections 1 and 2 above or to take any action necessary to effect the actions contemplated by Sections 1 and 2 above. Each proxy and the power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the Stockholders in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 7 hereof. Each Stockholder hereby revokes any and all previous proxies or power of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 7 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

7. **Term**. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earlier to occur of (a) the vote or written consent of the Majority Holders;

(b) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); or (c) the consummation of any liquidations, dissolutions or winding up of the Company.

Notwithstanding the foregoing, the provisions of Section 2 shall continue after the closing of any Sale of the Company to the extent necessary to enforce such provisions with respect to such Sale of the Company.

8. Execution by the Company. The Company, by its execution in the space provided below, agrees that it will cause the certificates evidencing the Company Equity to bear the legend required by Section 3 hereof, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing shares of Common Stock upon written request from such holder to the Company at its principal office. The Parties hereto agree that the failure to cause the certificates evidencing the Company Equity to bear the legend required by Section 3 and/or, a copy of this Agreement shall not affect the validity or enforceability of this Agreement against any Stockholder.

9. Miscellaneous.

9.1 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and shall not affect the interpretation or construction of this Agreement.

9.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; otherwise, on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 9.2).

9.3 Reports. The company shall deliver to each Stockholder, within the time periods set forth below, financial statements and other information reasonably requested to monitor their investment in the Company:

(a) Reserved;

(b) Within one hundred twenty (120) days after the close of each Fiscal Year, the Manager shall use commercially reasonable efforts to prepare or cause to be prepared, and deliver to each Member a report setting forth as of the end of such Fiscal Year unaudited annual financial statements, a report on the Company's operations, including all acquisitions and dispositions during the year.;

(c) All financial statements and information provided pursuant to this Section 9.3 shall be treated as confidential under Section 4 hereof and shall be used solely for the purpose of monitoring the Stockholder's investment in the Company.

9.4 Manner of Voting. The voting of shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. Class B Stockholders shall have no voting rights under this Agreement except as expressly provided herein and shall exercise no independent voting power.

9.5 **Amendments and Waivers**.

(a) Any term hereof may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (x) the Company, and (y) the Majority Holders. Class B Stockholders shall have no independent consent or voting rights for amendments or waivers.

(b) Any amendment or waiver effected in accordance with this Section 9.4 shall be binding upon all the Parties hereto and all Parties' respective successors and permitted assigns, whether or not any such Party, successor or assign entered into or approved such amendment or waiver.

(c) This Agreement may be amended by the Company from time to time to add Parties in accordance with Section 9.8 or information regarding Parties without the consent of any other Party.

(d) Any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other Party.

(e) The Company shall give prompt written notice of any amendment, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination, or waiver effected in accordance with this Section 9.4 shall be binding on each Party and all of such Party's successors and permitted assigns, whether or not such party, successor, or assignee entered into or approved such amendment, termination, or waiver. For purposes of this Section 9.5, the requirement of a written instrument may be satisfied by a written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, even if such consent does not explicitly reference the terms of this Agreement. Class B Common Stockholders are bound by any amendments or waivers but shall exercise no independent voting or consent rights.

9.6 **Stock Splits, Stock Dividends, etc.**. In the event of any issuance of shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any Stock Split), such shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Section 3. All references to number of shares herein shall be appropriately adjusted to reflect any Stock Split.

9.7 **Severability and Assignment**.

(a) **Severability**. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

(b) **Binding Effect on Transferees, Heirs, Successors and Assigns**. In addition to any restriction on transfer that may be imposed by any other agreement by which any Party hereto may be bound, this Agreement shall be binding upon the Parties, their respective transferees, heirs, successors and assigns; provided that as a condition precedent to the Company's recognizing any transfer of Shares, the transferee shall have executed and delivered to the Company in advance, in accordance with this Agreement Sections 2.4(d) and 9.7, either (i) the Joinder Agreement substantially in the form attached hereto as Appendix B, (the "***Joinder Agreement***"), or (ii) the counterpart signature page to this Agreement. The Company shall not record any transfer of Shares on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 9.7.

Upon the execution and delivery of an Joinder Agreement by a transferee reasonably acceptable to the Company, such transferee shall be deemed to be a Party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages hereto and shall be deemed to be a Stockholder. Class B Common Stockholders shall have no voting rights and no independent consent rights and shall be bound by all provisions of this Agreement except as expressly limited herein. By its execution hereof or of any Joinder Agreement, each of the Stockholders appoints the Company as its attorney-in-fact for the purpose of executing any Joinder Agreement which may be required to be delivered hereunder. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective transferees, heirs, successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties. Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

9.8 **Additional Parties**. The Company hereby covenants that any Person (including any employee or consultant) that acquires or receives one or more of the outstanding Common Stock (or equivalent securities) will be required to become a Party as a condition to such grant and shall be deemed to be a Stockholder for purposes of this Agreement. No amendment or consent is required to add such Persons to this Agreement, provided they execute an Joinder Agreement or counterparty signature page agreeing to be bound as Stockholders.

9.9 **Governing Law**. This Agreement will be construed and enforced in accordance with the substantive laws of the State of Delaware without reference to conflicts of law principles.

9.10 **Entire Agreement**. This Agreement (including the Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and supersedes all other agreements of the Parties relating to the subject matter hereof.

9.11 **Counterparts**. This Agreement may be executed in any number of counterparts, and signatures may be delivered by facsimile, email or other transmission method, each of which may be executed by less than all parties, each of which shall be deemed an original and enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

9.12 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such party, nor shall it be construed to be a waiver of any such breach or default or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing or as provided in this Agreement. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

9.13 **Further Assurances**. At any time or from time to time after the date hereof, the Parties agree to cooperate with each other, and at the request of any other Party, to execute and deliver any further instruments or documents and to take all such further action as the other Party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the Parties hereunder.

9.14 **Aggregation**. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

9.15 **Affiliates**. As used herein, "***Affiliate***" means, with respect to the Company or any specified Stockholder, any other Person who directly or indirectly, controls, is controlled by or is under common control with the Company or such Stockholder, including without limitation any general partner, managing member, officer or director of the Company or such Stockholder, or any venture capital fund now or hereafter existing which is controlled by one or more general partners (or member thereof) or managing members of, or shares the same management company (or stockholder or member thereof) with, the Company or such Stockholder.

9.16 **Specific Enforcement**. Each Party acknowledges and agrees that each Party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the Parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction. Class B Common Stockholders' obligations are enforceable under this Section 9.16, without conferring any voting or consent rights.

9.17 **WAIVER OF JURY TRIAL**. EACH PARTY HERETO AND ANY OTHER PERSON CLAIMING ANY RIGHTS HEREUNDER, HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, CLAIM, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE SUBJECT MATTER HEREOF, OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[*Signatures begin on following page.*]

IN WITNESS WHEREOF, the parties have executed this Shareholder Agreement as of the Effective Date.

COMPANY:

BLUE CO WAREHOUSING INC.

Signed by:

By: Jason Widen

CAE65C6ACEA94AA...

Name: Jason Widen
Title: CEO

E-mail: jason@bluecowarehousing.com

IN WITNESS WHEREOF, the parties have executed this Shareholder Agreement as of the Effective Date.

SHAREHOLDERS/STOCKHOLDERS:

By:____

Name:

Title:

Address:

E-mail:

SCHEDULE A

SHAREHOLDERS / STOCKHOLDERS

Shareholder / Stockholder	Shares of Common Stock
Total	

Appendix A

Definitions

"***Alternative Trading Systems***" means a trading platform registered with the SEC that provides a venue, other than a national securities exchange, for the buying and selling of the securities in compliance with applicable law.

"***Board***" means the Board of Directors of the Company.

"***Certificate of Incorporation***" means the Company's Certificate of Incorporation filed with the Secretary of State of Delaware, as may be amended from time to time.

"***Common Stock***" means shares of the Company's Common Stock, par value $0.00001 per share.

"***Company Equity***" means any and all securities or other equity in the Company, held by any Person, including all rights, options or warrants to acquire securities in the Company.

"***Company Notice***" means written notice from the Company notifying the selling Stockholders that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Transfer.

"***Fully-Diluted Share Number***" means that number of shares of Common Stock equal to the sum of (i) all shares of Common Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all Company Equity, options, warrants and other convertible securities, and (ii) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan.

"***Majority Holders***" means holders of a majority of the then outstanding shares of Class A Common Stock voting together as a single class.

"***Person***" means an individual (and the heirs, executors, administrators or other legal representatives of an individual), a partnership, a corporation, a limited liability company, a government, or any department or agency thereof, a trust, and any other incorporated or unincorporated association or organization.

"***Pro Rata Share***" means the ratio of (a) all shares of Common Stock owned by such Stockholder, assuming exercise or conversion of all options, warrants and other convertible securities, to (b) the Fully-Diluted Share Number.

"***Proposed Transfer***" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Stockholders.

"***Proposed Transfer Notice***" means written notice from a Stockholder setting forth the terms and conditions of a Proposed Transfer.

"***Prospective Transferee***" means any Person to whom a Stockholder proposes to make a Proposed Transfer.

"***Right of Co-Sale***" means the right, but not an obligation, of the Stockholder to participate (as a transferring Stockholder) in a Proposed Transfer on the terms and conditions specified in the Proposed Transfer Notice.

"***Right of First Refusal***" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

"***Sale of the Company***" means (a) any consolidation or merger of the Company with or into any other corporation or other entity or person or any other corporate reorganization, other than any such consolidation, merger, or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger, or reorganization continue to hold at least fifty percent (50%) of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly-owned subsidiary, its parent) immediately after such consolidation, merger, or reorganization; (b) any transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Stockholders shares representing more than fifty percent (50%) of the outstanding voting power of the Company; or (c) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, by means of any transaction or series of related transactions (except where such sale, transfer, license or other disposition is to a wholly-owned subsidiary of the Company).

"***SEC***" means the U.S. Securities and Exchange Commission.

"***Secondary Notice***" means written notice from the Company notifying the selling Stockholder and each non-selling Stockholder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Transfer (and if applicable, stating the quantity of Transfer Stock that it does intend to purchase).

"***Secondary Refusal Right***" means the right, but not an obligation, of each non-selling Stockholder to purchase all or any portion of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

"***Securities Act***" means the Securities Act of 1933, as amended.

"***Stock Split***" means any stock dividend, stock split, combination, reclassification, recapitalization or other similar events affecting any class or series of Common Stock occurring after the date of this Agreement.

"***Stockholder Notice***" means written notice from a Stockholder notifying the Company and the selling Stockholder that the Stockholder intends to exercise its Secondary Refusal Right as to all or any portion, up to its Pro Rata Share, of the Transfer Stock with respect to any Proposed Transfer.

"***Transfer Stock***" means shares of Common Stock owned by a Stockholder as of the Effective Date or issued to a Stockholder after Effective Date (including, without limitation, in connection with any Stock Split) that is subject to a Proposed Transfer.

"***Undersubscription Notice***" means written notice from an Exercising Stockholder notifying the Company and the selling Stockholder that such Exercising Stockholder intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

Appendix B

Joinder Agreement

(See Attached)

Joinder Agreement to the
Shareholder Agreement

This Joinder Agreement (this "***Agreement***") is executed by the undersigned (the "***Stockholder***" or the "***Shareholder***") and Blue Co Warehousing Inc., a Delaware corporation (the "***Company***"). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned thereto in the Shareholder Agreement.

The Company has entered into a Shareholder Agreement dated as of November 19, 2025 by and among the Company and its stockholders party thereto (as amended and/or restated from time to time, the "***Shareholder Agreement***").

The Stockholder desires to purchase shares of the Company's Class B Common Stock pursuant to a Subscription Agreement, by and between the Company and the Stockholder (the "***Subscription Agreement***") and the execution of this Agreement is a condition precedent to the purchase of such shares pursuant to the Subscription Agreement.

The Stockholder hereby joins and becomes a party to the Shareholder Agreement and accepts and agrees to be bound by all of the terms, conditions and provisions of the Shareholder Agreement, including without limitation provisions confirming that Class B Common Stockholders have no voting or independent consent rights. From and after the date of this Agreement, the Stockholder shall be a "Stockholder" or "Shareholder" for all purposes under the Shareholder Agreement. The Stockholder hereby acknowledges and represents that the Stockholder has received, carefully read, and understands the Shareholder Agreement. The Stockholder has had the opportunity to obtain independent legal counsel regarding this Agreement and the Stockholder Agreements, and has either done so or voluntarily waived the opportunity.

This Agreement constitutes part of the Shareholder Agreement and is subject to, and shall be construed in accordance with, the respective provisions thereof. For clarity, execution of this Joinder by a Class B Stockholder does not confer any voting or consent rights under the Shareholder Agreement. The signature page hereto shall be deemed and may be used as a counterpart signature page to the Shareholder Agreement.

[Signatures Appear on Following Page]

IN WITNESS WHEREOF, the undersigned Stockholder has executed this Joinder Agreement to be executed as of the date and year first above written.

STOCKHOLDER:

If an individual:

____
Signature

Name: ________________________________

If an entity:

Entity Name: ___________________________

By: __________________________________
Signature

Name: ________________________________

Title: ________________________________

Consented to:

Blue Co Warehousing Inc.

By: ______________________________

Name: Jason Widen

Title: CEO

EXHIBIT E

COUNTERPART SIGNATURE PAGE
TO THE
OPERATING AGREEMENT

(See attached)

COUNTERPART SIGNATURE PAGE
TO THE
OPERATING AGREEMENT
(as modified from time to time)
OF
BLUE CO WAREHOUSING PROPERTIES LLC
a Delaware limited liability company

This Joinder Agreement is effective as of [EFFECTIVE DATE], by the undersigned, [INVESTOR NAME] (the "Class B Member"). As the owner of [SHARES] Class B Units of Membership Interest in the Company, the Class B Member agrees to become a Class B Member of the Company and a party to the Operating Agreement of the Company.

BLUE CO WAREHOUSING PROPERTIES LLC,
a Delaware limited liability company
By: Blue Co Warehousing Inc., a Delaware Corporation, as Manager

By: Founder Signature
Name: Jason Widen
Its: CEO

Read and Approved (For IRA Use Only):

By: ______________________

CLASS B MEMBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT F

JOINDER AGREEMENT
TO THE
SHAREHOLDER AGREEMENT

Joinder Agreement to the Shareholder Agreement

This Joinder Agreement (this *"**Agreement**"*) is executed by the undersigned (the *"**Stockholder**"* or the "***Shareholder***") and Blue Co Warehousing Inc., a Delaware corporation (the *"Company"*). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned thereto in the Shareholder Agreement.

The Company has entered into a Shareholder Agreement dated as of November 19, 2025 by and among the Company and its stockholders party thereto (as amended and/or restated from time to time, the *"**Shareholder Agreement**"*).

The Stockholder desires to purchase shares of the Company's Class B Common Stock pursuant to a Subscription Agreement, by and between the Company and the Stockholder (the "***Subscription Agreement***") and the execution of this Agreement is a condition precedent to the purchase of such shares pursuant to the Subscription Agreement.

The Stockholder hereby joins and becomes a party to the Shareholder Agreement and accepts and agrees to be bound by all of the terms, conditions and provisions of the Shareholder Agreement, including without limitation provisions confirming that Class B Common Stockholders have no voting or independent consent rights. From and after the date of this Agreement, the Stockholder shall be a "Stockholder" or "Shareholder" for all purposes under the Shareholder Agreement. The Stockholder hereby acknowledges and represents that the Stockholder has received, carefully read, and understands the Shareholder Agreement. The Stockholder has had the opportunity to obtain independent legal counsel regarding this Agreement and the Stockholder Agreements, and has either done so or voluntarily waived the opportunity.

This Agreement constitutes part of the Shareholder Agreement and is subject to, and shall be construed in accordance with, the respective provisions thereof. For clarity, execution of this Joinder by a Class B Stockholder does not confer any voting or consent rights under the Shareholder Agreement. The signature page hereto shall be deemed and may be used as a counterpart signature page to the Shareholder Agreement.

[Signatures Appear on Following Page]

IN WITNESS WHEREOF, the undersigned Stockholder has executed this Joinder Agreement to be executed as of the date and year first above written.

BLUE CO WAREHOUSING INC.,
a Delaware corporation

By: *Founder Signature*
Name: Jason Widen
Title: CEO

Read and Approved (For IRA Use Only):

By: ______________________________

STOCKHOLDER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Stockholder is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited